META NAME="Generator" CONTENT="Microsoft Word 97"> FORM 20-F

FORM 20-F

US SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number __________________

CANGOLD LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's Name into English)

Yukon Territory, Canada
(Jurisdiction of incorporation or organization)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None
Title of Class

None
Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
Title of Class

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report.

There were 52,364,316 common shares, without par value, issued and outstanding as of October 31, 2004. There were 45,864,316 common shares, without par value, issued and outstanding as of June 30, 2004.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [ ] NO [X]

Indicate by check mark which financial statement item the Registrant has elected to follow.

ITEM 17 [X] ITEM 18 []

TABLE OF CONTENTS Page

GLOSSARY OF TERMS 6

CONVERSION TABLE 7

PART I

Item 1 Identity of Directors, Senior Management and Advisers 8

A. Directors and Senior Management 8

B. Advisers 9

C. Auditors 9

Item 2 Offer Statistics and Expected Timetable 9

A. Offer Statistics 9

B. Method and Expected Timetable 9

Item 3 Key Information 10

A. Selected Financial Data 10

B. Capitalization and Indebtedness 12

C. Reasons for the Offer and Use of Proceeds 12

D. Risk Factors 12

Item 4 Information on the Company 19

A. History and Development of the Company 19

B. Business Overview 21

C. Organizational Structure 24

D. Property, Plants and Equipment 24

Item 5 Operating and Financial Review and Prospects 29

A. Operating Results 29

B. Liquidity and Capital Resources 32

C. Research and Development, Patents and Licenses, etc. 33

D. Trend Information 33

E. Off-Balance Sheet Arrangements 33

F. Tabular Disclosure of Contractual Obligations 33

Item 6 Directors, Senior Management and Employees 34

A. Directors and Senior Management 34

B. Compensation 35

C. Board Practices 36

D. Employees 37

E. Share Ownership 37

Item 7 Major Shareholders and Related Party Transactions 38

A. Major Shareholders 38

B. Related Party Transactions 39

C. Interests of Experts and Counsel 39

Item 8 Financial Information 40

A. Consolidated Statements and Other Financial Information 40

B. Significant Changes 40

Item 9 The Offer and Listing 41

A. Offer and Listing Details 41

B. Plan of Distribution 42

C. Markets 42

Item 10 Additional Information 42

A. Share Capital 42

B. Memorandum and Articles of Association 45

C. Material Contracts 48

D. Exchange Controls 49

E. Taxation 50

F. Documents on Display 58

G. Subsidiary Information 58

Item 11 Quantitative and Qualitative Disclosures About Market Risk 58

Item 12 Description of Securities Other than Equity Securities 58

A. Debt Securities 58

B. Warrants and Rights 58

C. Other Securities 58

D. American Depositary Shares 58

PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies 59

Material Modifications to the Rights of Security Holders and Use of Proceeds 59

Item 15 Controls and Procedures 59

Item 16 (Reserved) 59

A. Audit committee Financial Expert 59

B. Code of Ethics 59

C. Principal Accountant Fees and Services 59

D. Exemption from the Listing Standards for Audit Committees 59

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers 59

PART III

Item 17 Financial Statements 59

Item 18 Financial Statements 59

Item 19 Exhibits 92

SIGNATURE 93

GLOSSARY OF TERMS

The following glossary, which is not exhaustive, should be used only as an adjunct to a thorough reading of the entire document of which it forms a part.

adit: A horizontal or close-to-horizontal tunnel, man-made for mining purposes.

Ag: The chemical symbol for silver on the Periodic Table.

andesite: A fine-grained brown or greyish intermediate volcanic rock.

Au: The chemical symbol for gold on the Periodic Table.

breccia: A coarse-grained rock, composed of angular, broken rock fragments held together by a mineral cement or a fine-grained matrix.

chloritization: A form of alteration of a rock involving the replacement by, conversion into, or introduction of chlorite.

crosscuts: Mine openings or passageways that intersect a vein or ore bearing structure at an angle.

epithermal: Applied to hydrothermal deposits formed at low temperature and pressure.

felsic: Applied to an igneous rock having abundant light-coloured materials.

hectare: A metric unit of land measure equal to 10,000 square metres or 2.471 acres.

hydrothermal: Relating to hot fluids circulating in the earth's crust.

mineral: An inorganic substance having usually a definite chemical composition and, if formed under favourable conditions, having a certain characteristic atomic structure which is expressed in its crystalline form and other physical properties.

mineral claim: The portion of mining ground held under law by a claimant.

mineralization: Implication that the rocks contain sulphide minerals and that these could be related to ore.

ore: That part of a mineral deposit which could be economically and legally extracted.

quartz: A common rock forming mineral consisting of silicon and oxygen.

rhyolite: a fine-grained volcanic (extrusive) rock of granitic composition.

sulfidation: The reaction of a metal or alloy with a sulphur-containing species to produce a sulphur compound that forms on or beneath the surface of the metal or alloy.

stockwork: A metaliferous deposit characterized by the impregnation of the mass of rock with many small veins or nests irregularly grouped.

strike: The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

vein: A zone or belt of mineralized rock lying within boundaries clearly separating it from neighbouring rock. A mineralized zone has, more or less, a regular development in length, width and depth to give it a tabular form and is commonly inclined at a considerable angle to the horizontal. The term "lode" is commonly used synonymously for vein.

CONVERSION TABLE
To Convert From	To	Multiply By
Cubic metres Feet Metres Miles Kilometres Acres	Cubic feet Metres Feet Kilometres Miles Hectares	35.494 0.305 3.281 1.609 0.621 0.405

PART I

FORWARD-LOOKING STATEMENTS

This Form 20-F Registration Statement contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors", that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this prospectus, the terms "we", "us", "our", and "Cangold" mean Cangold Limited unless otherwise indicated.

ITEM 1 Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

The Directors and the senior management of Cangold Limited as at October 31, 2004 are as follows:

Name and Office Held	Business Address	Function
Robert A. Archer, President, Chief Executive Officer & Director.	Suite 2100, 1177 West Hastings Street Vancouver, BC V6E 2K3

Director since April 2001,
President from March 31, 2003, and CEO since October 26, 2004.

As President, CEO and Director, Mr. Archer is responsible for the day to day operations of Cangold, management of the exploration and development functions of Cangold and for developing specific strategic direction.

Kaare G. Foy, Chairman, Chief Financial Officer & Director	Suite 2100, 1177 West Hastings Street Vancouver, BC V6E 2K3

Chief Financial Officer and Director since April 2000 and Chairman since October 26, 2004.

As Chairman, Chief Financial Officer and Director, Mr. Foy is responsible for the internal accounting, internal controls, financial statement preparation and co-ordination and financial reporting for Cangold and its overall strategic direction. He is also responsible for the financial affairs and compliance of Cangold.

Bryan J. Frost Director	Suite 2100, 1177 West Hastings Street Vancouver, BC V6E 2K3	Director since December 1996 As a non-executive director, Mr. Frost is a member of the Audit Committee of Cangold.
Richard Revelins Director	Suite 2100, 1177 West Hastings Street Vancouver, BC V6E 2K3	Director since June 1997. As a non-executive director, Mr. Revelins is chairman of the Audit Committee of Cangold.
Wendy Ratcliffe Company Secretary	Suite 2100, 1177 West Hastings Street Vancouver, BC V6E 2K3

Company Secretary since April 2000.

As Company Secretary, Ms. Ratcliffe is responsible for keeping all records, making all necessary filings and supervising & effecting the general office administration of Cangold.

B. Advisers

Our legal advisers are Clark, Wilson, Barristers & Solicitors, whose business address is at Suite 800-885 West Georgia Street, Vancouver, British Columbia, V6C 3H1, Canada, and M. Michael Sikula Law Corporation whose business address is at 1801 - 945 Marine Drive, West Vancouver, British Columbia, V7T 1A8, Canada.

C. Auditors

Our current auditors are KPMG LLP, PO Box 10426, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3, Canada.

ITEM 2 Offer Statistics and Expected Timetable

Not applicable.

ITEM 3 Key Information

A. Selected Financial Data

Table 1 below summarizes selected financial data of the Company calculated in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Table 2 below summarizes certain corresponding information calculated in accordance with United States generally accepted accounting principles ("U.S. GAAP"). The financial data is presented in Canadian dollars.

The selected financial data presented below for the three-year period ended June 30, 2004 and as at June 30, 2004 and 2003 is derived from our consolidated financial statements which were examined by our independent auditor and included herein. The information set forth below should be read in conjunction with our consolidated financial statements (including related notes thereto) and "Operating and Financial Review and Prospects" (Item 5). Reference is made to Note 10 of the consolidated financial statements to Cangold included herein for a discussion of material differences between Canadian and U.S. GAAP, and their effect on the Company's financial statements. Canadian GAAP information for the years ending June 30, 2001 and 2000 and as at June 30, 2002, 2001 and 2000 has been extracted from audited consolidated financial statements not disclosed elsewhere herein and the corresponding U.S. GAAP information is unaudited.

Selected Financial Data

(Stated in Canadian Dollars)

Fiscal Year Ended June 30

Table 1

CANADIAN GAAP	2004	2003	2002	2001	2000
Net Sales or Operating Revenue	-	--	--	--	--
General and Administrative Expenses and other	703,238	631,843	444,924	138,180	85,476
Exploration and Mineral Property	950	500	6,454	-	-
Amortization and Asset Write-down	5,778	112,777	2,643	3,321	4,173
Gain on Settlement of debt	-	-	-	302,437	35,000
Net Income (Loss) for the year	(709,966)	(745,120)	(454,021)	160,936	(53,349)
Net Income (Loss) per Common Share Basic Diluted	(0.02) (0.02)	(0.06) (0.06)	(0.08) (0.08)	0.07 0.07	(0.06) (0.06)
Total Assets	3,640,781	1,679,490	305,316	219,208	49,650
Net Assets (Deficiency)	3,519,320	1,432,006	86,135	157,806	(604,864)
Capital Stock	6,491,293	3,764,682	1,673,691	1,293,216	691,482
Weighted Average Number of Common Shares (adjusted to reflect changes in capital)	37,276,216	13,333,695	5,623,834	2,253,077	969,790
Long-Term Debt	-	-	-	-	-
Cash Dividends per Common Share	-	-	-	-	-

Table 2

UNITED STATES GAAP	2004	2003	2002	2001	2000
Net Sales or Operating Revenue	--	--	--	--
General and Administrative Expenses and other	660,550	631,843	517,123	138,180	84,176
Amortization and Asset Write-down	2,778	3,646	2,643	3,321	4,173
Mineral Acquisition and Exploration	1,495,942	1,048,405	313,669	-	-
Gain on settlement of debt	-	-	-	302,437	35,000
Net Income (Loss) for the year	(2,159,270)	(1,683,894)	(833,435)	160,936	(53,349)
Net Income (Loss) per Common Share Basic Diluted	(0.06) (0.06)	(0.13) (0.13)	(0.15) (0.15)	0.07 0.07	(0.06) (0.06)
Total Assets	1,001,969	532,670	97,270	219,208	49,650
Net Assets (Deficiency)	880,508	285,186	(121,911)	157,806	(604,864)
Capital Stock	14,282,516	11,527,924	9,436,933	8,883,215	8,281,481
Weighted Average Number of Common Shares (adjusted to reflect changes in capital)	37,276,216	13,333,695	5,623,834	2,253,077	969,790
Long-Term Debt	-	-	-	-	-
Cash Dividends per Common Share	-	-	-	-	-

Exchange Rate Summary

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On October 31, 2004, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York) was $1.5273. For the past five fiscal years ended June 30 and for the period between May 31, 2004 and October 31, 2004, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year Ended	Average
June 30, 2000	$1.47297
June 30, 2001	$1.5195
June 30, 2002	$1.5623
June 30, 2003	$1.5100
June 30, 2004	$1.3439

Month ended	Low / High
April 30, 2004	$1.3101 / $1.3696
May 31, 2004	$1.3577 / $1.3968
June 30, 2004	$1.3404 / $1.3773
July 31, 2004	$1.3082 / $1.3353
August 31, 2004	$1.2964 / $1.3323
September 30, 2004	$1.2648 / $1.3071
October 31, 2004	$1.4954 / $1.5275

We have not issued any dividends in the past five fiscal years.

B. Capitalization and Indebtedness

Not Applicable

C. Reasons for the Offer and Use of Proceeds

Not Applicable

D. Risk Factors

Much of the information included in this registration statement includes or is based upon estimates, projections or other "forward looking statements". Such forward looking statements include any projections or estimates made by our company and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other "forward looking statements" involve various risks and uncertainties as outline below. We caution the reader that important factors in some cases have affected and could materially affect actual results in the future, and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward looking statements". Prospective investors should consider carefully the risk factors set out below.

Risks Associated with Mining

As our properties are in the exploration and development stage there can be no assurance that we will establish commercial discoveries on our properties.

Despite exploration work on our mineral claims, no known bodies of commercial ore or economic deposits have been established on any of our mineral properties. In addition, we are in our early stages of exploration and substantial additional work will be required in order to determine if any economic deposits occur on our properties. Even in the event commercial quantities of minerals are discovered, the mining properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. We are an exploration stage company with no history of revenues.

There can be no assurance that our operations will be profitable in the future, as a result of which our business will fail.

Mineral operations are subject to market forces outside of our control which could have an impact on costs of our operations and could reduce the profitability of our operations and threaten our continuation.

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the prospects of profitability of our operations and threaten our continuation.

The mining industry is highly competitive and there is no assurance that we will be successful in acquiring claims.

The mineral industry is intensely competitive in all phases. We compete with many companies possessing greater financial resources and technical facilities than ourself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. However, due to the currently depressed market for base and precious metals, we do not believe that competition will be a factor which confines our ability to retain qualified geologists and consultants, or to acquire interests in mineral properties with significant potential.

We have a limited operating history on which to base an evaluation of our business and prospects.

Since we have only recently begun the acquisition and exploration of mineral resource properties in Canada, we have a limited operating history on which to base an evaluation of our prospects. Our operating activities since our inception have consisted primarily of locating and acquiring the interest in the properties that we currently hold. As a result, we have not earned any revenues to date. We have no way to evaluate the likelihood that we will be able to operate our business successfully or that our properties contain any recoverable reserves. We anticipate that we will incur increased operating costs without realizing any revenues during the period when we are exploring our properties. For the year ending June 30, 2005, we expect to spend $1,000,000 (approximately) on the exploration of the properties in which we hold our interests and $600,000 in the operation of our company (depending on the amounts spent on marketing and investor relations and communications). We therefore expect to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from mining operations and any dispositions of our properties, we will not be able to earn profits or continue operations. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. There is no history upon which to base any assumption as to the likelihood that we will prove successful and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

The fact that we have not earned any revenues since our incorporation raises substantial doubt about our ability to continue as a going concern.

We have not generated any significant revenues since our incorporation and we will, in all likelihood,

continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production. We had cash in the amount of Cdn. $552,336 as of June 30, 2004, and Cdn. $1,676,753 as at August 31, 2004. We estimate our average monthly operating expenses to be approximately $50,000, subject to the amounts which may, or may not, be spent on investor relations, shareholder communications, marketing, etc. As a result, we need to generate significant revenues from our operations or acquire financing. We cannot assure that we will be able to successfully explore and develop our mining properties or assure that viable reserves exist on the properties for extraction. These circumstances raise substantial doubt about our ability to continue as a going concern as described in the additional comments or U.S. readers in our independent auditors' report on our financial statements for the year ended June 30, 2004. It is unlikely that we will generate any funds internally until we discover commercially viable quantities of ore. If we are unable to generate cash inflow to support our business activities during the fiscal year ending June 30, 2005, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail.

We have not generated any significant revenue from our business and we may need to raise additional funds in the near future. If we are not able to obtain future financing when required, we might be forced to discontinue our business.

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expenses. We anticipate that we will need to raise minimal further financing for the 12 month period ending June 30, 2005, but will need to raise further capital very soon thereafter in the approximate amount of $1,000,000 to $2,000,000. We do not currently have any arrangements for financing and we can provide no assurance to investors we will be able to find such financing if required. The most likely source of future funds presently available to us is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders. Furthermore, there is no assurance that we will not incur debt in the future, that we will have sufficient funds to repay our future indebtedness or that we will not default on our future debts, jeopardising our business viability. Finally, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to conduct business and explore our properties, which might result in the loss of some or all of your investment in our common stock.

Our properties are in the exploration stage, are not commercially viable at this time and there is no assurance that commercially viable quantities of ore will be discovered.

Our mineral properties are in the early exploration stage and are not commercially viable at this time. Mineral exploration involves a high degree of risk. There is no assurance that commercially viable quantities of ore will be discovered. There is also no assurance that if found, commercially viable properties will be brought into commercial production. If we are not able to locate sufficient quantities of commercially viable ore and bring our properties into commercial production, we will not be able to continue operations and as a result our shareholders may lose any investment in our company.

There is substantial risk that no commercially exploitable minerals will be found and our business will fail.

The search for valuable minerals as a business is extremely risky. We can provide investors with no assurance that the minerals claims that we have an option to acquire contain commercially exploitable reserves. Exploration for minerals is a speculative venture necessarily involving substantial risk.

The probability of an individual prospect having reserves and being commercially profitable is remote and, if a property does not contain any reserves, the funds we have spent or will spend on exploration of such property will be lost.

We are subject to environmental protection legislation with which we must comply or suffer sanctions from regulatory authorities.

If the results of our geological exploration program indicate commercially exploitable reserves and we decide to pursue commercial production of our mineral claim, we may be subject to an environmental review process under environmental assessment legislation. Compliance with an environmental review process may be costly and may delay commercial production. Furthermore, there is the possibility that we would not be able to proceed with commercial production upon completion of the environmental review process if government authorities do not approve our mine or if the costs of compliance with government regulation adversely affect the commercial viability of the proposed mine.

There may be defects to the title of the mineral claims and as result we could lose our interest in such claims.

The unpatented mining claims in which we have an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. Such claims have not been converted to lease and tenure, and are, accordingly, subject to annual compliance with assessment work requirement. Other parties may dispute title to our mining properties. While we have investigated title to all mineral claims and, to the best of our knowledge, title to all properties are in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers or land claims and title may be affected by undetected defects.

Mineral prices are subject to dramatic and unpredictable fluctuations.

The market price of precious metals and other minerals is volatile and cannot be controlled. If the price of precious metals and other minerals should drop significantly, the economic prospects of the projects which we have an interest in could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Factors beyond our control may affect the marketability of any minerals discovered. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond our control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

If we cannot locate qualified personnel, we may have to suspend or cease operations which will result in the loss of your investment.

Although our directors, officers, consultants and contractors include individuals who have direct training and experience in metals exploration and/or mining, they may not be fully aware of every specific requirement related to working within the industry. Their decisions and choices may not take into account all the standard engineering or managerial approaches that larger mineral exploration companies may commonly use. Consequently, our operations, earnings and ultimate financial success could suffer irreparable harm due to limited experience of our management in this industry. As a result, we may have to suspend or cease operations which will result in the loss of your investment.

Financing Risks

We are likely to require additional financing to develop mineral properties that have been identified and to place them into production. Failure to obtain such financing may result in delay or indefinite postponement of exploration work on our mineral properties.

We, while engaged in the business of exploiting mineral properties, have sufficient funds to undertake our planned current exploration projects. If our exploration programs are successful, additional financing will be required to develop the mineral properties identified and to place them into commercial production. The exploration of our mineral properties is, therefore, dependent upon our ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all. Failure to obtain such financing may result in delay or indefinite postponement of exploration work on our mineral properties, as well as the possible loss of such properties.

Fluctuation in foreign currency exchange rates may affect our results.

While engaged in the business of exploiting mineral properties, should we embark upon any operations outside Canada, that could make us subject to foreign currency fluctuation and such fluctuations may adversely affect our financial positions and results. Our management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, we may suffer losses due to adverse foreign currency fluctuations.

We are dependant on the services of certain key officers, namely Robert Archer, Kaare Foy, Robert F. Brown and Wendy Ratcliffe, and the loss of any of these certain key personnel may have a materially adverse effect on our company.

While engaged in the business of exploiting mineral properties, the nature of our business, our ability to continue our exploration of potential projects, and to develop a competitive edge in the marketplace, depends, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and we may not be able to attract and retain such personnel. Our growth has depended, and in the future will continue to depend, on the efforts of our key management employees. Loss of any of these people would have a material adverse effect on us. Currently we do not have any contracts with our key employees and we do not have key-man life insurance.

Conflicts of interest may arise as a result of our directors and officers being directors and officers of other natural resource companies.

Certain of our directors and officers are also directors and/or officers and/or shareholders of other natural resource companies. While we are engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest that they may have in any project or opportunity of ours. If a conflict of interest arises at a meeting of our board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not we will participate in any project or opportunity, our directors will primarily consider the degree of risk to which we may be exposed and our financial position at the time.

Risks Relating to an Investment in our Securities

Trading in our common shares on the TSX Venture Exchange is limited and sporadic, sometimes making it difficult for our shareholders to sell their shares or liquidate their investments.

The trading price of our shares has been and may continue to be subject to wide fluctuations. Trading prices of our shares may fluctuate in response to a number of factors, many of which are beyond our control. These broad market and industry factors may adversely affect the market price of our shares, regardless of our operating performance.

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources.

Our By-laws contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our By-laws contain provisions limiting the liability of our officers and directors for all acts, receipts, neglects or defaults of themselves and all of our other officers or directors or for any other loss, damage or expense incurred by our company which shall happen in the execution of the duties of such officers or directors. Such limitations on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

Investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue employee/director/consultant options

Because our success is highly dependent upon our respective employees, we may in the future grant to some or all of our key employees, directors and consultants options to purchase shares of our common stock as non-cash incentives. Those options may be granted at exercise prices below those for the common stock prevailing in the public trading market at the time or may be granted at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of our other stockholders may be diluted.

Investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

In the event that we are required to issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. As at October 31, 2004, there are also outstanding common share purchase warrants and share purchase options exercisable into 20,546,575 common shares which, if exercised, would represent approximately 28.18% of our issued and outstanding shares. If all of these shares are exercised and issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our shares.

We have a history of net losses and there is no assurance that we can reach profitability in the future.

We have a history of losses and there is no assurance that we can reach profitability in the future. We will require significant additional funding to meet our business objectives. Capital will need to be available to help maintain and to expand exploration on our principal exploration property. We may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders. If we are unable to obtain sufficient financing, we might have to dramatically slow exploration efforts and/or lose control of our projects. We have historically obtained the preponderance of our financing through the issuance of equity, there is no limit to the number of authorized common shares, and we have no current plans to obtain financing through means other than equity financing.

U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers

It may be difficult to bring and enforce suits against us. We were incorporated under the Company Act (British Columbia) and continued in the Yukon Territory under the Business Corporations Act (Yukon). A majority of our directors and officers are residents of Canada, none of our directors and officers are residents of the United States, and substantially all of our assets are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

Trading of our stock may be restricted by the SEC's "Penny Stock" regulations which may limit a stockholder's ability to buy and sell our stock.

The U.S. Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities.

We believe that the penny stock rules discourage investor interest in and limit the marketability of, our common stock.

U.S. investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company

We may be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes during the 2003 tax year or in subsequent years. We may be deemed a PFIC because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income. Additionally, U.S. citizens should review the section entitled "Taxation-U.S. Federal Income Taxation - Passive Foreign Investment Companies" contained in this Registration Statement for a more detailed description of the PFIC rules and how those rules may affect their ownership of our capital shares.

If we are or become a PFIC, many of the U.S. shareholders will be subject to the following adverse tax consequences:

- they will be taxed at the highest ordinary income tax rates in effect during their holding period on certain distributions on our capital shares, and gains from the sale or other disposition of our capital shares;

- they will be required to pay interest on taxes allocable to prior periods; and

- the tax basis of our capital shares will not be increased to fair market value at the date of their date.

We do not expect to declare or pay any dividends.

We have not declared or paid any dividends on our common stock since our inception, and we do not anticipate paying any such dividends for the foreseeable future.

ITEM 4 Information on the Company

A. History and Development of the Company

We were originally incorporated under the Company Act (British Columbia) on December 20, 1983 under the name Redfox Minerals Ltd. On December 30, 1983 we changed our name to Red Fox Minerals Ltd. On September 6, 1996 we changed our name to Earth King Resources Inc. and consolidated our common shares on the basis of one new share for every three sold shares. On March 17, 1997 we continued under the Business Corporation Act (Yukon) under the name West African Gold Corp. On April 27, 1999 we changed our name to First Au Strategies Corp. and further consolidated our common shares on the basis of 1 new share for every 12 old shares. On June 4, 2003 we changed our name to Cangold Limited.

We have our head office and principal place of business at Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada (Telephone: 604.608.1766).

Our common shares were listed on May 16, 1988 on the Vancouver Stock Exchange, which merged with the Alberta Stock Exchange to become the CDNX on November 29, 1999, and which in turn became the TSX Venture Exchange on December 10, 2001, upon which we currently trade under the symbol "CLD".

On October 31, 2001, we entered into an option agreement with Wolfden Resources Ltd. to acquire an undivided 51% interest in the Casummit Lake Property in consideration for the cash payments of

$40,000, the issuance of 200,000 common shares and the expenditure of $650,000 on exploration. We also acquired, by staking, 50 claim units located in the Red Lake Mining Division, northwestern Ontario, which claims are contiguous to the 51 claim units. We exercised our option to purchase a 51% interest in the Casummit Lake Property by making the $40,000 cash payment, issuing the 200,000 shares of our common stock and expending $687,177 in exploration expenses, including staking fees and the cost of the first and second year's exploration program and $32,832 in cost recoveries.

On November 21, 2001, we entered into an option with Perry English to acquire an undivided 100% interest in the Leg Lake Property in consideration for cash payments of $85,000 and the issuance of 100,000 shares of our common stock on or before November 21, 2005. During the year ended June 30, 2002, we made an initial option payment of $5,000 and issued 25,000 shares of our common stock to Perry English. We also acquired, by staking, 186 claims in the Red Lake Mining Division, northwestern Ontario, which claims are part of the Leg Lake Property. During the period ended December 31, 2002, we amended the option agreement by reducing the cash component, due on November 21, 2002 from $8,000 to $4,000 and by increasing the share component, due on November 21, 2002, from 25,000 shares to 40,000 shares of our common stock. We made the payment of $4,000 and issued 40,000 shares of our common stock to Perry English. Subsequent to June 30, 2003, we terminated the option agreement and as at June 30, 2003 we wrote off the capitalized costs totalling $70,046 that we had incurred on the Leg Lake Property.

On March 1, 2002, we entered into an option agreement with Rimfire Minerals Corporation to acquire an undivided 51% interest in the Thorn Property located in the Atlin Mining Division, northwestern British Columbia, in consideration for cash payments of $190,000, the issuance of 250,000 shares of our common stock and the expenditure of $1,200,000 on exploration. As at June 30, 2004 we have paid a total of $90,000 in option payments, issued 200,000 shares of our common stock and incurred $1,019,434 in exploration expenses. We also acquired, by staking, an additional 187 claim units which are part of the Thorn Property. Subsequent to June 30, 2004, we exceeded the required exploration expenditure and so have completed the requirements for the exercise of our option, and as a result, now hold a 51% interest in the Thorn Property and are the joint-venture operator.

During the year ended June 30, 2002, we acquired, by staking, 240 claim units in the Red Lake Mining Division, northwestern Ontario, which are collectively designated as the Birch Lake Property. As at June 30, 2004 we have incurred a total of $180,875 in exploration expenses, including staking fees. On August 31, 2004, we entered into an agreement with Trade Winds Ventures Inc. (TSX-V: TWD) whereby Trade Winds can earn up to a 70% interest in Cangold's Birch Lake Property. Terms of the deal call for Trade Winds to pay $10,000 and issue 50,000 shares to Cangold upon acceptance of the agreement by the TSX Venture Exchange, issue a further 25,000 shares on each of the first and second anniversaries of the signing of the agreement and spend $1 million over four years on the property to earn a 60% interest. If Trade Winds exercises the option to acquire 60%, Cangold will retain a 1% Net Smelter Return. Having met these conditions, Trade Winds may elect to acquire a further 10% interest by spending an additional $600,000 on the property over two years. Trade Winds will be the operator once it acquired a 60% interest.

Effective January 30, 2004, we entered into an option agreement to earn a 50% interest in Boulder Mining's WALP Gold Project, subject to a 2% net smelter return royalty in consideration of incurring exploration expenditures of $400,000 over a 3-year period with a first year commitment of $150,000, issuing to Boulder Mining a total of 200,000 shares of our common stock and making three cash payments totalling $25,000. The WALP Gold Project consists of 487 units situated in the Bowyer, Galna, Moody and Marathon Townships, Ontario. As at June 30, 2004 we have accrued an option payment of $5,000 and will issue 25,000 common shares if we decide to continue to explore the property. We have incurred a total of $183,092 in exploration expenses to June 30, 2004.

Our Business

We are engaged in the business of acquiring, exploring and developing mineral resource properties which have a potential for success based on the recommendation of our technical director and professional advisors and the assessment of our board of directors. None of our properties is currently in production.

To date we have not received any revenues from our property interests. To the extent that we do not receive any cash flow from our mineral property revenues, we are highly dependent on external sources of financing to maintain a positive cash flow.

B. Business Overview

Present Operations of Our Company

Casummit Lake Property

We acquired an undivided 51% interest in the Argosy Mine Property comprised in the Casummit Lake Property pursuant to an option agreement dated October 31, 2001. Wolfden Resources Inc. was the original owner of a 100% interest in the property, subject to a 2% net smelter return royalty. In earning our interest, we paid Wolfden Resources a total of $40,000, issued to Wolfden Resources 200,000 shares of our common stock and incurred cumulative exploration expenditures on the property in excess of $650,000 prior to October 31, 2003.

On exercise of the option by us, and in accordance with the terms of the option agreement, the parties have agreed to partner on further exploration and development of the property. The initial undivided participating interests of the parties are: Cangold as to 51% and Wolfden as to 49%. Under the venture we are the operator and we propose the exploration programs. If a party fails to contribute, its interest is diluted proportionately until it reaches 10%, when the joint venture will terminate, 100% of the participating interest will vest in the contributing party and the defaulting party's interest will be converted automatically into a 1% net smelter return royalty, which may be purchased by the continuing party at any time for $250,000.

The Casummit Lake property consists of the 51 claim units comprising the Argosy Mine Property and an additional 50 claim units staked by us contiguous to the 51 claim units.

Thorn Property

We acquired an option to acquire an undivided 51% interest in the Thorn property from Rimfire Minerals Corporation pursuant to an agreement dated March 1, 2002, subject to a net smelter return royalty of 2% on one of the claims comprising the property and 3.5% on the remaining 11 claims. In order to earn our interest we must pay Rimfire Minerals $190,000 in staged payments over three years (the "earn-in" period"), issue to Rimfire Minerals 250,000 shares of our common stock in stages, and incur cumulative exploration expenditures on the property of $1,200,000 by March 1, 2005.

The staged payments consist of $15,000 (which has been paid), $25,000 on or before March 1, 2003 (which has been paid), $50,000 on or before March 1, 2004 (which has been paid) and $100,000 on or before March 1, 2005 (which has been paid). The staged share issuances consist of 100,000 common shares on acceptance of the agreement by the TSX Venture Exchange (which have been issued), 50,000 common shares on or before March 1, 2003 (which have been issued), 50,000 common shares on or before March 1, 2004 (which have been issued) and 50,000 common shares on or before March 1, 2005 (which have been issued). The cumulative exploration expenditure is at least $300,000 by March 1, 2003, at least $700,000, including the prior year's expenditure by March 1, 2004, and at least $1,200,000, including the 2002 and 2003 expenditures, by March 1, 2005. We have met all the terms of the farm-in for the acquisition of our 51% interest and we will be the operator for the project henceforth.

Rimfire Minerals is currently earning a 100% interest in the property, subject to a net smelter return royalty of 2% on one of the claims and 3.5% on three of the claims. To exercise our option, Rimfire Minerals must first exercise its underlying option (which it has now done) and the parties will then participate in a joint venture for the further exploration and development of the property, with the initial participating interests being Cangold as to 51% and Rimfire Minerals as to 49%. Under the joint venture we will be the operator as long as we retain a greater than 50% interest in the property. The operator has the right to propose programs. If the operator fails to do so, the non-operator may propose a program. If a party fails to contribute, its interest is diluted proportionately. On dilution of a party's interest in the joint venture to 10% or less, the joint venture will terminate, 100% of the participating interest will vest in the continuing party and the defaulting party will be converted automatically into a 1% net smelter return royalty, which may be purchased at any time by the continuing party for $1,500,000.

Subsequent to June 30, 2004, the Company complied with the remaining terms of the agreement and exercised its option to acquire its 51% undivided interest in the claim.

Birch Lake Property

During the financial year ended June 30, 2002 we acquired, by staking, 240 claim units in the Red Lake Mining Division, northwestern Ontario. The Birch Lake Property covers 14 kilometers of strike length on a major, northwesterly-trending deformation zone that is known to be associated with gold mineralization and may extend into our Casummit Lake Property three kilometers to the west. A reconnaissance mapping, sampling and prospecting program was conducted on the southeastern portion of this property in October 2003. (Refer below to our subsequent optioning of Birch Lake to Trade Winds Ventures Inc.)

Cangold recently flew a high resolution helicopter-borne aeromagnetic and electromagnetic survey over the property that defined numerous targets for detailed ground follow-up. Trade Winds Ventures Inc. (TSX-V: TWD) partnered on this survey by flying their own claims, and the two companies amalgamated the data in order to outline the regional trend of gold-bearing structures across the two properties.

On September 2, 2004, we announced that we had entered into an agreement with Trade Winds Ventures Inc. whereby Trade Winds can earn up to a 70% interest in our wholly owned Birch Lake Property.

Terms of the deal call for Trade Winds to pay $10,000 and issue 50,000 shares to Cangold upon acceptance of the agreement by the TSX Venture Exchange, issue a further 25,000 shares on each of the first and second anniversaries of the signing of the agreement and spend $1 million over four years on the property to earn a 60% interest. This agreement has been accepted by the TSX Venture Exchange, and Trade Winds has paid $10,000 to Cangold and issued 25,000 common shares of Trade Winds stock to us.

If Trade Winds exercises the option to acquire 60%, Cangold will retain a 1% Net Smelter Return. Having met these conditions, Trade Winds may elect to acquire a further 10% interest by spending an additional $600,000 on the property over two years. Trade Winds will be the operator after acquiring its 60% interest.

The Birch Lake Cangold Property is believed to be prospective for both iron formation-hosted gold mineralization similar to that at Placer Dome's 3.3 million ounce Musselwhite Mine, approximately 200 kilometres to the north, and for high-grade gold mineralization similar to that found throughout the Birch-Uchi and Red Lake Greenstone Belts.

WALP Gold Project

Effective January 30, 2004, we entered into an option agreement to earn a 50% interest in Boulder Mining's WALP Gold Project, subject to a 2% net smelter return royalty in consideration of incurring exploration expenditures of $400,000 over a 3-year period with a first year commitment of $150,000, issuing to Boulder Mining a total of 200,000 shares of our common stock and making three cash payments totalling $25,000. The WALP Gold Project consists of 487 units situated in the Bowyer, Galna, Moody and Marathon Townships, Ontario.

The WALP Gold Project was originally acquired by Boulder in 2001 and was enlarged significantly in 2003 to straddle approximately 10 kilometres of the Lake Abitibi Deformation Zone (LADZ). The LADZ is located between the Destor Porcupine Break and the Casa Berardi Break; both productive gold related geologic structures. Numerous occurrences of gold in glacial sediments near Lake Abitibi strongly suggest that the glaciers scraped gold from a deposit(s) located to the north spatially related to the LADZ.

Gold mines related to the Destor Porcupine Break, 40 kilometres south of the LADZ, stretch from Timmins, Ontario to Val D'Or, Quebec and have produced over 90 million ounces of gold. Gold discoveries related to the Casa Berardi Break, 70 kilometres to the north, total approximately 6 million ounces of gold to date. The Abitibi Greenstone Belt which hosts these major structures is a prolific gold district, having yielded over 120 million ounces of gold.

Under the terms of the Letter Agreement, Cangold has the right to earn a 50% interest in Boulder Mining's right to earn a 100% interest (subject to a 2% Net Smelter Return Royalty) in the 487 unit (7,792 hectares) WALP gold property situated in the Bowyer, Galna, Moody and Marathon Townships. The vesting of Cangold's 50 % interest is subject to Cangold satisfying the following terms:

1) Incurring exploration expenditures of $400,000 over a 3-year period with a first year commitment of $150,000;

2) Issuing to Boulder Mining a total of 200,000 common shares of Cangold in the following increments;

i) 25,000 shares upon regulatory approval,

ii) 75,000 shares on or before the first anniversary date,

iii) 50,000 shares on or before the second anniversary date and

iv)50,000 shares on or before the third anniversary date.

3) Making three cash payments totaling $25,000 with an initial payment of $5,000 due upon regulatory approval and two subsequent payments of $10,000 each, payable on or before the first and second anniversary dates respectively.

Revenues

To date we have not received any revenues from any of our properties.

Market Prices of Gold

The market prices of gold have historically fluctuated widely and are affected by numerous global factors beyond our control. A decline in such market prices may have an adverse effect on revenues we receive from the sale of minerals. A decline in prices will also reduce our exploration efforts and make it more difficult to raise capital.

Seasonality of our Business

Our business is not expected to be seasonal and its mining and milling operations will be carried out year round.

Sources and Availability of Raw Materials

Other than water and power - both of which are readily available and do not experience any material price volatility - we do not require any raw materials with which to carry out our business.

Patents and Licenses; Industrial Commercial and Financial Contracts; and New Manufacturing Processes

In conducting our business operations, we are not dependent on any patented or licensed processes, technology, industrial, commercial or financial contracts or new manufacturing processes.

Competitive Conditions

We compete with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral interests, as well as for the recruitment and retention of qualified employees.

Governmental Regulations

Mining operations are subject to a wide range of government regulations such as restrictions on production, price controls, tax increases, expropriation of property, environmental protection, protection of agricultural territory or changes in conditions under which minerals may be marketed. Mining operations may also be affected by claims of native peoples, any of which could have the effect of reducing or preventing us from exploiting any possible mineral reserves on our properties.

C. Organizational Structure

As of the date of this registration statement, we do not have any subsidiaries.

D. Property, Plants and Equipment

Our executive office is located at 2100, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3, Canada. This space accommodates all of our executive and administrative offices.

Casummit Lake Property

Property Summary

The Casummit Lake Property is located in the Red Lake Mining Division, northwestern Ontario. The property consists of a block of 21 contiguous patented claims totaling approximately 410 hectares (which encompass the past producing Argosy Gold Mine, [i.e., no longer in production]), a second block of 23 contiguous patented claims and one unpatented (seven unit) claim totaling approximately 490 hectares and a third block of 50 contiguous claim units. The entire property consists of 101 claim units totalling 1,616 hectares.

The property is accessible by airplane from Red Lake, Ontario which is situated approximately 110 kilometres west-southwest from the Property. Hydro lines were extended onto the property to service mining operations about 60 years ago, but the line has since been decommissioned. Currently, hydro lines run along the South Bay Mine Road approximately 55 kilometres to the southwest. The South Bay Mine Road is an all-weather gravel road running northeast from Ear Falls on Provincial Highway #105.

Gold was discovered on the property in 1929. Mine site development and limited production began the same year. The early years of production were fraught with difficulties and ownership of the property changed hands several times. New Jason Mines Ltd. eventually became owners of the property in 1948 and the vast majority of production occurred between 1948 and 1952. The mine closed in 1952 after producing 101,875 ounces of gold and minor amounts of silver from 276,573 tons of ore. The developed ore reserves had been exhausted at the time of closure.

The property lay dormant until 1974 when Casummit Lake Mines Ltd. took an option on the property and, in turn, optioned it to Bonnacord Explorations Ltd. Bonnacord conducted a five-hole diamond drilling program totaling 1,606 feet on one vein. In 1975, Grand Bay Exploration took over ownership of the property and completed a diamond drilling program in 1978. The drilling program was successful enough that in the early 1980's, Noranda Exploration Company Ltd. optioned the property from Grand Bay Exploration and completed a 12-hole diamond drill program totalling 1188 metres. While the drilling programs by Noranda and Grand Bay Exploration did intersect gold values, the property has not seen any exploration since 1986.

Within five kilometres of the property (to the north, east, and southeast), several gold occurrences have been discovered, two of which have seen a very limited amount of production. In total, four styles of gold mineralization have been identified on the property and adjacent properties.

Gold production from the property came from both quartz veins hosted by metasediments, and quartz veins hosted by intermediate volcanics (quartz porphyry). The property is also host to iron formation which presents potential exploration targets.

The property, having hosted a past producing gold mine, and being underlain by similar geological formations which hold gold mineralization on adjacent properties, presents itself as a very good target for gold exploration. While it is possible that there may be gold mineralization below the existing mine workings (~900 foot vertical), the strength of the property lies not only in the fact that the quartz veins which were mined in the past extend beyond the lower working levels of the mine, but in the potential for this property to host gold mineralization in areas which have seen very limited exploration in the past.

Recent Exploration Activities

During the winter of 2002 we completed a Phase 1 drilling program at the Argosy Gold Mine on the Casummit Lake Property which intersected gold in certain vein zones. This program consisted of nine holes to test the depth potential of two historically mined zones and also several unmined veins on the Property.

The results of the drill program established that gold mineralization does extend below the old mine workings and that there is potential to develop a resource on veins that were not mined in the past.

In the summer of 2003 we completed a diamond drill program at the Argosy Gold Mine comprising 2,379 meters in 8 holes. This work has further proven the continuity of the gold mineralization and returned some significant intersections in different zones. The program was designed as a follow-up to the 2002 drilling in testing the up-dip and depth extension of previously mined zones as well as the continuity of parallel veins.

Two holes intersecting below the old workings, have extended the mineralization in this zone by 100 meters down-dip, to a vertical depth of 340 meters. Similarly, two further holes have extended another zone 175 meters down-dip to a vertical depth of 385 meters. Intersections on a further zone in this program have increased the known extent of this vein zone to at least 165 meters of strike length and over 100 meters down-dip. All zones remain open to depth and along strike to the south. In addition, a new zone was discovered at the contact between porphyry and basalt and contained a 20 cm quartz vein with visible gold.

During a fall 2003 field program, we identified a new zone of sulphide-related gold mineralization 2.5 kilometres southeast of the old mine workings of the Argosy Gold Mine. Re-sampling of old drill core yielded several gold-bearing intervals. It appears that the mineralized zone correlates well with the results obtained from the induced polarization survey we conducted in the summer of 2003. The survey was conducted specifically to detect this style of sulphide-related gold mineralization, based upon descriptions from old drill logs.

The October, 2003 field program included four diamond drill holes, totalling 971 metres, which were drilled on portions of the known vein system at the Argosy Mine. They consisted of two shallow holes to test the continuity of high-grade gold mineralization intersected in the summer of 2003, one deep hole to test the down-dip continuity of certain of the veins, and one short hole to test the up-dip portion of one of the veins.

All vein zones were intersected as planned, however, grades were lower than in previous holes. While some of this can be attributed to the irregular distribution of gold in the veins, it also appears that two holes may have been drilled off the side of the "ore shoot" which typically contains the bulk of the mineralization in vein zones. As one hole was drilled about 90m down-dip of another hole, future holes in this area will be drilled closer to the latter in order to better determine the attitude of the mineralized structure.

We completed a drilling program during the winter of 2004 which consisted of 1,815 metres in 9 holes and tested both the new zone of sulphide-related gold mineralization identified in October, 2003 as well as some vein targets at the Argosy Mine. The four holes drilled at Argosy continued to extend zones of high grade gold mineralization and the five holes drilled on the new Casummit Creek Sulphide Zone encountered numerous intersections of quartz ankerite veins in silicified, sericitized intermediate tuffs, argillite and mafic tuffs. Weak gold mineralization in the veining and altered host rock is associated with disseminated arsenopyrite, pyrrhotite, and pyrite with traces of chalcopyrite and sphalerite.

During April 2004, a helicopter-borne aeromagnetic and electromagnetic survey was conducted over the property by Fugro Airborne Surveys Corp. and entailed 399 line kilometres. When combined with a detailed structural mapping program conducted in September-October, 2004, this airborne survey will assist in the interpretation of the structure of the underlying rocks and aid in the delineation of exploration targets.

Thorn Property

Property Summary

The Thorn property consists of 574 claim units covering approximately 14,350 hectares (143.5 km2) of mountainous terrain in northwestern British Columbia, 130 kilometres southeast of Atlin. Access to the property is currently by helicopter and float-plane, with the nearest road 50 kilometres to the southeast. Rimfire Minerals Corporation has exercised their option to acquire a 100% interest in the property and Cangold has exercised its option to acquire 51% of that.

The Thorn property has been sporadically explored since the early 1960's. Rimfire optioned the core of the property in March 2000, recognizing strong similarities in alteration, vein mineralogy, structure and areal extent to the 6.3 million ounce El Indio high-sulphidation epithermal gold-copper deposit in Chile. Later that year, Rimfire flew a 384 line-kilometres airborne geophysical survey, staked 135 claim units and carried out geological and geochemical fieldwork.

The high-sulphidation epithermal mineralization is currently the most attractive exploration target on the Thorn property. All known high-sulphidation mineralization on the property is hosted within the Thorn Stock, an intrusive body that measures 1,500 x 3,500 metres and is elongated along a major northwesterly-trending structure marked by a nine kilometres magnetic low.

At least three types of high-sulphidation mineralization are present, all of which host significant gold, silver, copper and/or lead grades. Other styles of mineralization are found elsewhere on the property and deserve further work.

The Thorn Property is fairly remote, located approximately 50 kilometres from the nearest access road in an area of heavy vegetation and difficult terrain. We believe that the Thorn Property justifies further expenditures which will be required to fully test its potential.

Recent Exploration Activities

In 2002 we financed an exploration program on the Thorn property, which was operated by partner Rimfire Minerals. Dr. Peter Lewis, a structural geologist, was hired to conduct a structural analysis of the main area of mineralization on the Thorn Property. From a site visit carried out in June-July 2002, he determined that most of the known high-sulphidation veins in the Thorn Stock were contained along a 'structural corridor' with at least 1,500 metres of strike length and 100-200 metres in width. Limited prospecting at the same time, and within this structural zone, resulted in the discovery of a boulder of massive sulphide that returned promising assays. The boulder is located within a soil geochemical anomaly measuring some 300 metres in diameter and is believed to be of local origin.

Follow-up prospecting was conducted in October 2002 coincident with a seven-hole diamond drilling program totaling 498 metres. The primary objective of this program, conducted by Equity Engineering under contract to Rimfire, was to test the continuity of gold-silver-copper mineralization below several of the surface showings. The program tested three showings over a 1.2 kilometer trend, including the newly discovered Oban Breccia Zone. Three shallow holes totaling 234 meters were collared at the Oban Breccia to test surface mineralization. Four holes were drilled to test two vein zones, all of which intersected the target structures, confirming the continuity of vein mineralization.

The fall 2003 program consisted of eight diamond drill holes, totaling 874.5 m (2869 feet), designed to test the core of a very strong, 100 metre x 300 metre multi-element soil geochemical anomaly adjacent to a few small mineralized outcrops. As seen in drill core, the mineralization occurs as a core of higher grade material, roughly 20-25 metres wide within a lower grade envelope, which appears to have an overall width of about 60 metres and dips 65-75 degrees to the southwest. The wide silver-gold zone was confirmed and expanded along strike and down dip by four additional holes.

In summer, 2004, we conducted an extensive Induced Polarization (IP) geophysical survey over the Thorn Stock, with the result that an excellent correlation was found between the IP and known mineralization in the Oban Breccia. Furthermore, several large and significant IP anomalies were outlined elsewhere on the property in areas where there is no outcrop. These zones have been targeted for diamond drill testing and we commenced a 13 hole diamond drilling program at the end of September, 2004.

Birch Lake Property

Property Summary

The Birch Lake Project comprises 240 contiguous claim units (3,840 hectares) staked by Cangold in the northern part of the Birch-Uchi Greenstone Belt in the Red Lake Mining Division of northwestern Ontario. The Property covers 14 kilometres of strike length on a major, northwesterly-trending deformation zone that is known to be associated with gold mineralization and may extend onto Cangold's Casummit Lake Property three kilometres to the west.

The regional geophysical signature on the Birch Lake property is similar to that of Placer Dome's Musselwhite Mine, also in northwestern Ontario, where more than 3 million ounces of gold are hosted by intensely deformed iron formation. The Birch Lake claims also have potential to host high-grade shear-associated gold mineralization similar to that found throughout the Birch-Uchi and Red Lake Greenstone Belts. Only limited exploration has been previously conducted on the Birch Lake claims but scattered gold mineralization in iron formation has been intersected in several old drill holes.

Recent Exploration

In October, 2003 we conducted a limited mapping, prospecting and soil sampling program in the southeast portion of the Birch Lake Property. Only minor amounts of outcrop were found and no significant results were obtained from the soil survey.

In April, 2004 a detailed helicopter-borne magnetic and electromagnetic survey was conducted over the property by Fugro Airborne Surveys Corp. consisting of 868 line kilometres. The survey was flown with a 50 metre line spacing at 60 metres above ground level and collected high resolution data.

As mentioned above, the primary exploration target on the Birch Lake Project is iron formation-hosted gold similar to that at Placer Dome's 3.3 million ounce Musselwhite Mine, approximately 200 kilometres to the north. As iron formation is highly magnetic, the airborne survey will allow CANGOLD to trace the various units across the property and focus on areas of structural complexity that may be amenable to gold mineralization.

On September 2, 2004, we announced that we had entered into an agreement with Trade Winds Ventures Inc. whereby Trade Winds can earn up to a 70% interest in our wholly owned Birch Lake Property. (Refer to Item 8, B.2 at page 34).

WALP Project

Property Summary

The WALP Project consists of 487 units (7,792 hectares) located in Galna, Moody, Bowyer and Marathon Townships approximately 70 kilometres northeast of Timmins, Ontario. The WALP Gold Project was originally acquired by Boulder in 2001 and was enlarged significantly in 2003 to straddle approximately 10 kilometres of the Lake Abitibi Deformation Zone (LADZ). The LADZ is located between the Destor Porcupine Break and the Casa Berardi Break; both productive gold related geologic structures. Numerous occurrences of gold in glacial sediments near Lake Abitibi strongly suggest that the glaciers scraped gold from a deposit(s) located to the north spatially related to the LADZ.

Gold mines related to the Destor Porcupine Break, 40 kilometres south of the LADZ, stretch from Timmins, Ontario to Val D'Or, Quebec and have produced over 90 million ounces of gold. Gold discoveries related to the Casa Berardi Break, 70 kilometres to the north, total approximately 6 million ounces of gold to date. The Abitibi Greenstone Belt which hosts these major structures is a prolific gold district, having yielded over 120 million ounces of gold.

Recent Exploration

On February 23, 2004 we commenced a 23-hole drill program on the WALP Project. The program targeted a 4 kilometres long segment of a 300 metre wide, regional structural shear zone that was considered to be an excellent geological environment for a large-scale gold deposit. Results were negative however, such that the companies have turned their attention to other areas of the property with similar potential. A similar overburden drilling program in the south portion of the property is being considered for the winter of 2005.

ITEM 5 Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian generally accepted accounting principles, and has not been reconciled to United States generally accepted accounting principles. The following discussion of our financial condition and results of operations for the fiscal years ended June 30, 2004 and June 30, 2003 should be read in conjunction with our consolidated financial statements and related notes included therein included in this registration statement in accordance with Item 8 - "Financial Information".

A. Operating Results

Year ended June 30, 2004 and June 30, 2003 and Year ended June 30, 2003 and June 30, 2002

Revenues

For the years ended June 30, 2004, 2003 and 2002 we did not receive any revenues from our interests in our properties.

Expenses

Consulting expenses decreased $37,051 or 13.7% to $232,896 for the year ended June 30, 2004 compared to the year ended June 30, 2003. Consulting fees decreased during the year ended June 30, 2004 primarily as a result of a monthly consulting contract expiring in fiscal year 2003.

Consulting expenses increased $191,259 or 243% to $269,947 for the year ended June 30, 2003 compared to the year ended June 30, 2002. Consulting fees increased during the year ended June 30, 2003 mainly as a result of a monthly consulting contract being initiated during that year.

Investor relation expenses increased $35,323 or 67.5% to $87,647 for the year ended June 30, 2004 compared to the year ended June 30, 2003. The increase in expenses occurred as a result of costs to attend additional investment conferences and costs associated with the Company's promotional efforts in Europe.

Investor relation expenses increased $19,824 or 61 % to $52,324 for the year ended June 30, 2003 compared to the year ended June 30, 2002. The increase in expenses occurred mainly as a result of efforts to improve shareholder and investors communications overall, including additional investment conferences.

Professional fees increased $42,787 or 64.7% to $108,964 for the year ended June 30, 2004 compared to the year ended June 30, 2003. The increase is due to a negotiated reduction in 2002 professional fees of approximately $13,000 being received in fiscal year 2003 and the fair value of options provided to a contractor for accounting services in the current year.

Professional fees decreased $33,472 or 33.6% for the year ended June 30, 2003 compared to the year ended June 30, 2002. The decrease is due to a negotiated reduction in 2002 professional fees of approximately $13,000 being received in fiscal year 2003.

Travel expenses increased $29,651 or 114.3% to $55,598 for the year ended June 30, 2004 compared to the year ended June 30, 2003. The increase is due to additional travel costs associated with investment conferences, the Company's European promotional efforts and additional director travel costs during the year.

Travel expenses decreased by $15,890 or 38% for the year ended June 30, 2003 compared to the year ended June 30, 2002. The decrease is due mainly to a reduction in travel by executives and consultants during the period.

Write-off of mineral properties costs decreased $109,131 or 97.3% to $3,000 for the year ended June 30, 2004 compared to the year ended June 30, 2003. During the year ended June 30, 2003, the Company wrote-off costs associated with its Jim Lake property, its Leg Lake property and its Nickelby Lake property due primarily to unfavorable exploration results and lack of investor interest. During the year ended June 30, 2004, the Company expensed costs incurred to terminate of the Leg Lake property option agreement incurred in the year.

Write-off of mineral properties costs increased by and to $106,131 for the year ended June 30, 2003 compared to no write-offs occurring during the year ended June 30, 2002. During the year ended June 30, 2003, the Company wrote-off costs associated with its Jim Lake property, its Leg Lake property and its Nickelby Lake property due primarily to unfavorable exploration results and lack of investor interest.

Net loss and net loss per share for the year ended June 30, 2004 was $709,966 and $(0.02) compared to $745,120 and $(0.06) in the prior year, respectively. The decrease in the loss was primarily due to the write-off of mineral properties being higher in 2003, offset partially by higher investor relation, professional costs and travel expenses during the current year.

Net loss and net loss per share for the year ended June 30, 2003 was $745,120 and $(0.06) compared to $454,021 and $(0.08) in the prior year, respectively. The increase in the loss was primarily due to the significant write-off of mineral properties in 2003, and increases in the costs of consulting fees, investor relations, management fees, and office and miscellaneous expenses more than offsetting the reductions in professional fees, rent and travel costs.

We do not believe that inflation will affect our operations at this stage of our development.

Critical Accounting Estimates

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our financial statements.

Mineral property interests

The amounts shown for mineral properties represent acquisition, less recoveries, incurred to date and do not necessarily reflect present or future values. We capitalized all acquisition costs on a property-by-

property basis. Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. Mineral properties are written off if the property is sold, allowed to lapse or abandoned, or when an impairment in value has been determined to have occurred. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries. Mineral properties also include exploration expenditures and periodic option payments relating to mineral properties are deferred until such time that the extent of mineralization has been determined and the mineral properties are developed, the Company's mineral rights are allowed to elapse, exploration has been discontinued or the Company determines that the deferred costs are in excess of the recoverable amount. At that time, the deferred costs are either amortized on a unit of production basis, written off or written down, as appropriate.

Management periodically reviews the carrying value of its investments in mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, the anticipated future costs of exploring, developing and operating a producing mine, the expiration term and ongoing expenses of maintaining leased or options for mineral properties and the likelihood that we will continue exploration or exercise the option to acquire the property. We do not set a predetermined holding period for properties without proven reserves; however, properties which have not demonstrated suitable metal concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate. If a mineral property is abandoned or it is determined that is carrying value cannot be supported by future production or sale, the related costs are charged against operations in the year of abandonment or in the year of determination of value.

Going concern

The financial statements are prepared on the basis that we will continue as a going concern. The going concern basis of presentation assumes we will continue in operation for the foreseeable future, which is a minimum of one year from the balance sheet date, and will be able to realize our assets and settle our liabilities and commitments in the normal course of business. Our ability to continue as a going concern and to realize our assets and discharge our liabilities when due in the normal course of business is dependent upon the existence of economically recoverable mineral reserves and our ability to raise adequate financing from lenders, shareholders and other investors to support such business activities. Subsequent to June 30, 2004, we completed a brokered private placement which raised gross cash proceeds of $1,240,000. Management believes that such proceeds from financings will be sufficient for planned operating and exploration activities during the next twelve months, with limited additional financing proceeds. If expenditures in the next twelve months exceed planned levels and we are not able to obtain financing, we will be required to curtail operations and exploration activities. The financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should we be unable to continue as a going concern.

Stock based compensation

We account for employee stock-based compensation, beginning July 1, 2002, under the intrinsic value method, and non-employee stock based compensation under the fair value method. Pursuant to the fair value method, we estimate the fair value of stock options and warrants granted using an option pricing model. Assumptions used in an option pricing model include estimates of future market price volatility, the expected life of the award and the expected dividend yield. Although management used available historical information and current information to arrive at such estimates, different assumptions will create different option and warrant values.

B. Liquidity and Capital Resources

As at June 30, 2004

As at June 30, 2004, we had working capital of $874,979 compared with working capital of $269,117 as at June 30, 2003. We believe that our working capital, together with the August 30, 2004 financing described below and limited additional financing proceeds, will be sufficient for our present requirements and for the next fiscal year.

We also had a cash balance of $552,336 at June 30, 2004 compared to a cash balance of $350,648 at June 30, 2003. The increase in our cash balance was due to the completion of several private placements during the year.

On October 6, 2003, we raised gross proceeds of $765,000 on the issuance of 7,650,000 common shares at $0.10 per share and 7,650,000 Series I share purchase warrants. Each Series I warrant entitles the holder to purchase one common share at $0.15 until April 5, 2005. We paid $38,000 and granted warrants to purchase 475,000 common shares as a finder's fee. These warrants are exercisable on the same terms as the Series I warrants.

On December 29, 2003, we raised gross proceeds of $497,200 on the issuance of 853,750 flow through units at $0.32 per unit and 800,000 non-flow through units at $0.28 per unit for a total of 1,653,750 units. Each unit was accompanied by one-half of one non-transferable Series J share purchase warrant. One whole warrant entitles the holder to acquire one common share at $0.38 until December 23, 2004. We paid $39,776 and granted warrants to purchase 165,375 common shares as a finder's fee. These warrants are exercisable on the same terms as the Series J warrants.

Subsequent to the Year ended June 30, 2004

On August 30, 2004, we completed an offering of 5,000,000 flow-through common shares at a price of $0.20 per common share and an offering of 1,500,000 non-flow through units at a price of $0.16 per unit, for gross proceeds of $1,240,000, through Dundee Securities Corporation and Canaccord Capital Corporation as agents. Each unit consists of one common share and one-half of one non-transferable share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.22 until August 27, 2005.

The agents received for their services a total fee of $99,200 and a total of 520,000 broker warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $0.20 until August 27, 2005. All common shares issued under the private placement, as well as common shares issuable on the exercise of the warrants, are subject to hold periods expiring on December 28, 2004.

We have no specific commitments for capital expenditures. However, management intends to conduct exploration activities which are expected to cost approximately $1.0 million in the next 12 months. We intend to fund these expenditures from current cash resources of $1,008,230 as at October 31, 2004, and future financing transactions.

U.S. GAAP

The results of operations discussed above are based on our audited financial statements prepared in accordance with Canadian generally accepted accounting principles. Differences between Canadian generally accepted accounting principles and principles generally accepted in the United States are listed and quantified in Note 10 to our financial statements included elsewhere in this document.

C. Research and Development, patents, licenses etc.

We do not currently, and did not previously, have research and development policies in place. Over the past three fiscal years, we have not expended any material amounts on research or development of our mineral properties.

D. Trend Information

Our business is the exploration for and development of precious metals deposits, principally gold and silver, so the price of these commodities has a direct impact on our prospects for success and our ability to raise capital. The recent trend for the price of gold and silver has been upward. Management is optimistic that the current upward trend will continue for the foreseeable future. However, history has shown that there can be no such assurances.

E. Off-Balance Sheet Arrangements

Other than disclosed in the foregoing pages, there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on Cangold's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Cangold does not have:

(a) Any obligation under a guarantee contract that has any of the characteristics identified in paragraph 3 of FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (November 2002) ("FIN 45"), as may be modified or supplemented, excluding the types of guarantee contracts described in paragraphs 6 and 7 of FIN 45;

(b) A retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets;

(c) Any obligation under a derivative instrument that is both indexed to Cangold's own stock and classified in stockholders' equity, or not reflected, in Cangold's statement of financial position; or

(d) Any obligation, including a contingent obligation, arising out of a variable interest (as referenced in FASB Interpretation No. 46, Consolidation of Variable Interest Entities (January 2003), as may be modified or supplemented) in an unconsolidated entity that is held by, and material to, Cangold, where such entity provides financing, liquidity, market risk or credit risk supported to, or engages in leasing, hedging or research and development services with, Cangold.

F. Tabular Disclosure of Contractual Obligations

We do not have any required expenditures pursuant to any contractual obligations. The contracts pursuant to which we have the right to acquire further interests in our mineral properties are option agreements, whereby we may or may not elect to expend further funds on the properties in which we have acquired our interests.

ITEM 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name Office Held	Area of Experience and Functions in Cangold.
Robert A. Archer, P. Geo President, Chief Executive Officer & Director

Director since April 2001, President from March 31, 2003 and CEO since October 26, 2004.

As President, CEO and Director, Mr. Archer is responsible for the day to day operations of Cangold, management of the exploration and development functions of Cangold and for developing specific strategic direction.

Kaare G. Foy, B. Ec. Chairman, Chief Financial Officer & Director

Chief Financial Officer and Director since April 2000, and Chairman since October 26, 2004.

As Chairman, Chief Financial Officer and Director, Mr. Foy is responsible for the internal accounting, internal controls, financial statement preparation and co-ordination and financial reporting for Cangold and its overall strategic direction. He is also responsible for the financial affairs and compliance of Cangold.

Bryan J. Frost Director	Director since December 1996 As a non-executive director, Mr. Frost is a member of the Audit Committee of Cangold.
Richard Revelins Director	Director since June 1997. As a non-executive director, Mr. Revelins is a member of the Audit Committee of Cangold.
Wendy Ratcliffe Company Secretary

Company Secretary since April 2000.

As Company Secretary, Ms. Ratcliffe is responsible for keeping all records, making all necessary filings and supervising & effecting the general administration of Cangold.

Robert Brown, P. Eng. Vice-President Exploration	Robert Brown is responsible for overseeing all exploration activities undertaken by Cangold.

Robert A. Archer, P. Geo - President, CEO and Director

Mr. Archer has been our President and a director of our company since April 2001. He is the President of Great Panther Resources Limited, of R.A. Archer & Associates, Platoro Resource Corp. and of Pacific Bullion Resources Ltd. Mr. Archer was formerly the President of Consolidated Magna Ventures Ltd.

Kaare G. Foy, B. Ec. - Chairman, Chief Financial Officer and Director

Mr. Foy has been our Chief Financial Officer and a director of our company since April 2000, and Chairman since October 26, 2004. Mr. Foy is also Chairman, Chief Financial Officer and Director of Great Panther Resources Limited, a Director of Covik Development Corp., and the President of Oceanic

Management Limited.

Bryan J. Frost - Director

Mr. Frost was our Executive Chairman and a director of our company since December 1996 until October 26, 2004, and continues as a director. He is also the Executive Chairman of Yamarna Goldfields Limited, Gaming and Entertainment Group Limited, Peregrine Corporate Limited, Peregrine Strategic Limited, Peregrine Securities NL. and Mintails Limited.

Richard Revelins - Director

Mr. Revelins has been a director of our company since June 1997. Mr. Revelins is also a director of Yamarna Goldfields Limited, Prima BioMed Limited, Gaming and Entertainment Group Limited, Peregrine Corporate Limited, Peregrine Strategic Limited, and Peregrine Securities NL. He is Chairman of Atlas Gold Limited and IM Medical Limited. Mr. Revelins is also the Secretary of Prana Biotechnology Limited.

Wendy Ratcliffe - Company Secretary

Ms. Ratcliffe has been our Company Secretary since April 2000. Ms. Ratcliffe is also the Company Secretary of Great Panther Resources Limited.

Robert Brown, P. Eng. - Vice President Exploration

Robert Brown is a Professional Engineer with a degree in Engineering Geology from Queen's University. His 28 years of experience in the mining industry includes 15 years with Lac Minerals in Canada, culminating in the position of Exploration Manager. For more than 13 years Mr. Brown held senior management positions in the junior sector, working on projects throughout the Americas, Eastern Europe and Indonesia, primarily in gold and silver exploration.

There are no family relationships between any of our officers and/or directors.

B. Compensation

During the fiscal year ended June 30, 2004 the aggregate remuneration paid to directors in their capacity as directors of our company was $32,000. Management fees totalling $72,000 were paid to a company related to a director of our company. Consulting fees totalling $74,070 were paid to companies related to directors of our company. Amounts totalling $60,869 for accounting, rent and office services were paid to a company related to a director of our company

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended June 30, 2004 to our chief executive officer and to our next four most highly paid executive officers who received a combined salary and bonus during such period in excess of $100,000 (collectively, with the chief executive officer, the "Named Executive"):

SUMMARY COMPENSATION TABLE
		Annual Compensation(1)		Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation	Securities Under Options/SARs Granted	All other Compen-sation
Bryan J. Frost Executive Chairman (2)	2004	Nil	Nil	$27,900(3)	250,000	Nil
Robert A. Archer President (4)	2004	Nil	Nil	$82,070(5)	350,000	Nil
Kaare. G. Foy CFO (6)	2004	Nil	Nil	80,000 (7)	250,000	Nil

(1) On a cash basis, unless otherwise stated.
(2) Bryan J. Frost was Chief Executive Officer until March 31, 2003, and our Chairman until October 26, 2004.
(3) Consulting fees of $19,900 were paid to Queensland Marketing Management Pty. Ltd., a company wholly owned by Bryan J. Frost and director's fees of $8,000 paid to Bryan J. Frost.
(4) Robert A. Archer was appointed President on March 31, 2003 and was appointed CEO on October 26, 2004.
(5) Consulting fees of $74,070 were paid to R.A. Archer & Associates, an entity wholly owned by Robert A. Archer and director's fees of $8,000 paid to Robert A. Archer.
(6) Kaare G. Foy was appointed Director & CFO in April, 2000, and was appointed Chairman on October 26, 2004.
(7) Consulting fees of $72,000 were paid to Oceanic Management Limited, an entity wholly owned by Kaare G. Foy and director's fees of $8,000 paid to Kaare G. Foy.

C. Board Practices

The election and retirement of directors are provided for in our by-laws. An election of directors shall take place at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. A director shall retain office only until the election of his successor. The number of directors to be elected at such meeting shall be the number of directors then in office unless the directors or the shareholders otherwise determine. The election shall be by ordinary resolution of shareholders. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

Our by-laws also permit the directors to add additional directors to the board between annual general meetings so long as the number appointed does not exceed more than one-third of the number directors elected at the last annual general meeting. Individuals appointed as directors to fill casual vacancies created on the board or added as additional directors hold office like any other director until the next annual general meeting at which time they may be re-elected or replaced.

The members of our company's audit committee include Bryan J. Frost, Richard Revelins and Kaare G. Foy. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting, if applicable, and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors.

We do not currently have a remuneration or compensation committee.

D. Employees

As of June 30, 2004, we did not have any employees, other than our directors and officers. We do not have any employment contracts.

E. Share Ownership

There were 45,814,316 common shares issued and outstanding as of June 30, 2004, and 52,364,316 common shares issued and outstanding as of October 31, 2004. Of the shares issued and outstanding, warrants held and stock options granted, our directors and officers owned the following common shares as of October 31, 2004:

Name	Number of Common Shares Beneficially Owned as of September 30, 2004	Percentage(1)
Bryan J. Frost	942,175(2)	1.29%
Robert A. Archer	1,234,500(3)	1.69%
Kaare G. Foy	1,420,625(4)	1.95%
Richard Revelins	840,000(5)	1.15%
Wendy Ratcliffe	460,000 (6)	0.63%
Robert F. Brown	200,000(7)	0.27%

(1) Based on 52,364,316 common shares issued and outstanding as at October 31, 2004, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of October 31, 2004.

(2) Includes incentive stock options to purchase up to 110,000 of our common shares at an exercise price of $0.13 per share expiring December 1, 2006, 90,000 of our common shares at an exercise price of $0.16 per share expiring October 29, 2007, 300,000 of our common shares at an exercise price of $0.15 per share expiring April 22, 2008, and 250,000 of our common shares at an exercise price of $0.30 per share expiring January 14, 2009.

(3) Includes incentive stock options to purchase up to 10,000 of our common shares at an exercise price of $0.13 per share expiring December 1, 2006, 100,000 of our common shares at an exercise price of $0.16 per share expiring October 29, 2007, 290,000 of our common shares at an exercise price of $0.15 per share expiring April 22, 2008, 100,000 of our common shares at an exercise price of $0.11 per share expiring September 21, 2008, and 250,000 of our common shares at an exercise price of $0.30 per share expiring January 14, 2009.

(4) Includes incentive stock options to purchase up to 110,000 of our common shares at an exercise price of $0.13 per share expiring December 1, 2006, 100,000 of our common shares at an exercise price of $0.16 per share expiring October 29, 2007, 290,000 of our common shares at an exercise price of $0.15 per share expiring April 22, 2008, and 250,000 of our common shares at an exercise price of $0.30 per share expiring January 14, 2009.

(5) Includes incentive stock options to purchase up to 110,000 of our common shares at an exercise price of $0.13 per share expiring December 1, 2006, 90,000 of our common shares at an exercise price of $0.16 per share expiring October 29, 2007, 300,000 of our common shares at an exercise price of $0.15 per share expiring April 22, 2008, and 250,000 of our common shares at an exercise price of $0.30 per share expiring January 14, 2009.

(6) Includes incentive stock options to purchase up to 50,000 of our common shares at an exercise price of $0.13 per share expiring November 3, 2006, 50,000 of our common shares at an exercise price of $0.16 per share expiring October 29, 2007, 150,000 of our common shares at an exercise price of $0.15 per share expiring April 22, 2008, and 125,000 of our common shares at an exercise price of $0.30 per share expiring January 14, 2009.

(7) Includes incentive stock options to purchase up to 200,000 of our common shares at an exercise price of $0.16 per share expiring September 7, 2009.

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our company.

Stock Option Plan

We have an incentive stock option plan that provides for the grant of incentive stock options to purchase our common shares to our directors, officers and key employees and other persons providing ongoing services to us. Our stock option plan is administered by our board of directors. The maximum number of our common shares which may be reserved and set aside for issuance under our stock option plan is equal to 10% of the number of common shares outstanding from time to time on a non-diluted basis. Each option upon its exercise entitles the grantee to one common share. The exercise price of common shares subject to an option will be determined by the board of directors at the time of grant and will be not less than the discounted market price of the common shares at the date of grant, as determined under the policies of the TSX Venture Exchange. Options may be granted under our stock option plan for an exercise period of up to five ten years from the date of grant of the option or such lesser periods as may be determined by our board of directors.

During the year ended June 30, 2004 we granted the following stock options:

Name	Number of Options	Exercise Price	Expiry Date
Bryan J. Frost	250,000	$0.30	January 14, 2009
Robert A. Archer	100,000 250,000	$0.11 $0.30	September 21, 2008 January 14, 2009
Kaare G. Foy	250,000	$0.30	January 14, 2009
Richard Revelins	250,000	$0.30	January 14, 2009
Wendy Ratcliffe	125,000	$0.30	January 14, 2009

No options were granted to any director subsequent to the year end. On September 8, 2004, Robert F. Brown, V.P. Exploration, was granted 200,000 options with an exercise price of $0.16 per share, expiring September 7, 2009.

ITEM 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

There were 52,364,316 of our common shares issued and outstanding as of October 31, 2004. The following table sets forth, as of October 31, 2004, persons known to us to be the beneficial owner of more than five (5%) of our common shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Yamarna Goldfields Limited(1)	5,660,709	10.81%

(1) Yamarna Goldfields Limited is a company publicly listed on the Australian Stock Exchange. 2,200,000 shares are held directly; and 3,460,709 shares held indirectly through AMN Nominees Pty Ltd, a wholly owned subsidiary of Yamarna Goldfields Limited.

The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders.

As of September 30, 2004, the registrar and transfer agent for our company reported that there were 52,364,316 common shares issued and outstanding. Of those common shares issued and outstanding, 47,149,783 common shares were registered to Canadian residents (32 shareholders), 1,139,644 common shares were registered to residents of the United States (13 shareholders) and 4,074,889 common shares were registered to residents of other foreign countries (320 shareholders).

To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company, except that Yamarna Goldfields Limited has the right to acquire a further 2,330,000 of our common shares upon the exercise of share purchase warrants which, if exercised, would result in Yamarna Goldfields Limited holding 14.61% of our issued and outstanding common shares.

B. Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions since July 1, 2000 to which we were or are a party and in which any of our directors or officers, any relative or spouse of any director or officer, or any individual owning, directly or indirectly, an interest in our voting power that gives it significant influence over us, has or will have a direct or indirect material interest nor were any of our directors or officers, any relatives or spouses of such directors or officers, or any individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, indebted to us during this period.

Amounts due to related parties at June 30, 2004 consist of $29,375 due to directors or companies with directors in common. The balance is payable on demand without interest.

Included in mineral properties are amounts totalling $17,420 (2003 - $34,750, 2002 - $23,935) for geological consulting costs provided to the Company by a company controlled by a director of the Company. The amounts are recorded at the exchange amount agreed to by the parties.

Included in expenses are amounts totalling $233,411 (2003 - $298,226, 2002 - $170,259) for consulting, directors fees, management fees, accounting, rent and office provided to the Company from companies controlled by the directors of the Company. The amounts are recorded at the exchange amount agreed to by the parties.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8 Financial Information

A. Consolidated Statements and Other Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles. In this registration statement, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Financial Statements Filed as Part of the Registration statement:

Financial Statements for the years ended June 30, 2004, June 30, 2003 and June 30, 2002

Auditors' Report dated September 17, 2004, except as to note 3(c) which is as of September 24, 2004.

Balance Sheet as at June 30, 2004 and June 30, 2003

Statements of Operations and Deficit for the years ended June 30, 2004, June 30, 2003 and June 20, 2002

Statements of Cash Flows for the years ended June 30, 2004, June 30, 2003 and June 30, 2002

Notes to Financial Statements

Legal Proceedings

There are no pending legal proceedings to which we are a party or of which any of our property is the subject. There are no legal proceedings to which any of the directors, officers or affiliates or any associate of any such directors, officers or affiliates of either our company or our subsidiary is a party or has a material interest adverse to us.

Dividend Distributions

We have not, since incorporation, paid any dividends on any of our shares. We have no present intention of paying dividends even if we were legally entitled to do so, as we anticipate that our cash resources will be used in furthering our business. Payment of dividends in the future is dependent upon the earnings and financial condition of our company and other factors which the director may deem appropriate at that time. However, except as provided by law, we are not limited in our ability to pay dividends on our shares.

B. Significant Changes

No significant change has occurred in our company since the twelve month period ended June 30, 2004, other than:

1. We completed an offering of 5,000,000 flow-through common shares at a price of $0.20 per common share and an offering of 1,500,000 units at a price of $0.16 per unit, for gross proceeds of $1,240,000, through Dundee Securities Corporation and Canaccord Capital Corporation. Each unit consists of one common share and one-half of one transferable share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.22 until August 27, 2005.

The agents received for their services a total fee of $99,200 and a total of 520,000 broker warrants. Each broker warrant entitles the holder thereof to purchase one share of our common stock at a price of $0.20 until August 27, 2005. All common shares issued under the private placement, as well as common shares issuable on the exercise of the warrants, are subject to hold periods expiring on December 28, 2004.

We announced that we will use the proceeds of this offering for the further exploration and development of our Thorn and Argosy Projects and other Canadian exploration projects, and for general corporate purposes.

2. On September 2, 2004, we announced that we had entered into an agreement with Trade Winds Ventures Inc. whereby Trade Winds can earn up to a 70% interest in our wholly owned Birch Lake Property.

Terms of the deal call for Trade Winds to pay $10,000 and issue 50,000 shares to Cangold upon acceptance of the agreement by the TSX Venture Exchange, issue a further 25,000 shares on each of the first and second anniversaries of the signing of the agreement and spend $1 million over four years on the property to earn a 60% interest. If Trade Winds exercises the option to acquire 60%, Cangold will retain a 1% Net Smelter Return. Having met these conditions, Trade Winds may elect to acquire a further 10% interest by spending an additional $600,000 on the property over two years. Trade Winds will be the operator.

3. Subsequent to the year ended June 30, 2004, we completed all outstanding requirements to earn our 51% interest in the Thorn Property, pursuant to our option agreement with Rimfire Minerals Corporation. We are now also the operator of the joint-venture project.

ITEM 9 The Offer and Listing

A. Offer and Listing Details

Price History

Full Financial Years

The annual high and low market prices for the five most recent full financial years (July 1, 1999 through June 30, 2004) on the TSX Venture Exchange (formerly the Canadian Venture Exchange) were as follows:

Year/Period Ended	High	Low
June 30, 1999	$0.45	$0.03
June 30, 2000	$0.28	$0.23
June 30, 2001	$0.60	$0.17
June 30, 2002	$0.54	$0.17
June 30, 2003	$0.34	$0.09
June 30, 2004	$0.39	$0.09

Full Financial Quarters (two most recent financial years)

The high and low market prices for each full financial quarter for the two most recent full fiscal years, and for subsequent financial quarters, on the TSX Venture Exchange were as follows:

Quarter Ended	High	Low
September 30, 2002	$0.49	$0.21
December 31, 2002	$0.22	$0.12
March 31, 2003	$0.18	$0.12
June 30, 2003	$0.215	$0.12
September 30, 2003	$0.17	$0.09
December 31, 2003	$0.39	$0.15
March 31, 2004	$0.36	$0.21
June 30, 2004	$0.27	$0.125
September 30, 2004	$0.195	$0.14

Most Recent 6 Months

The high and low market prices for each of the most recent six months on the TSX Venture Exchange were as follows:

Month Ended	High	Low
April 2004	$0.27	$0.15
May 2004	$0.22	$0.16
June 2004	$0.19	$0.17
July 2004	$0.195	$0.145
August 2004	$0.19	$0.145
September 2004	$0.195	$0.15
October 2004	$0.195	$0.145

B. Plan of Distribution

Not Applicable.

C. Markets

Our common shares trade on the TSX Venture Exchange. Our symbol is "CLD" and our CUSIP number is 137588 208. Our common shares also trade on the Frankfurt Stock Exchange, under the trading symbol CLD and the German Securities No. (WKN) 416309.

ITEM 10 Additional Information

A. Share Capital

As of June 30, 2004 and as of September 30, 2004 we are authorized to issue an unlimited number of common shares without par value. As at September 30, 2004 we had 52,364,316 common shares issued and outstanding.

On July 1, 2003 we had 26,526,566 shares issued and outstanding. During the year ended June 30, 2004 we issued a total of 19,337,750 common shares so that we had 45,864,316 common shares issued and outstanding as at June 30, 2004, and had 52,364,316 common shares issued and outstanding as at September 30, 2004.

Less than 10% of capital been paid for with assets other than cash within the past five years.

We do not own any shares of our company.

As at June 30, 2004 we had warrants and options outstanding as follows:

Type	Amount	Exercise Price	Expiration Date
Series E Warrants*	3,554,500	$0.30	October 28, 2004*
Agents' Options*	304,275	$0.30	October 28, 2004*
Series G Warrants	4,970,000	$0.20	March 19, 2005
Series H Warrants	982,800	$0.20	December 13, 2004
Series I Warrants	6,275,000	$0.15	April 5, 2005
Series J Warrants	992,250	$0.38	December 24, 2004
Consultant's Options	200,000	$0.11	August 24, 2005
Consultant's Options	200,000	$0.28	December 31, 2005
Options	50,000	$0.13	November 3, 2006
Options	340,000	$0.13	December 1, 2006
Options	430,000	$0.16	October 29, 2007
Options	1,330,000	$0.15	April 22, 2008
Options	100,000	$0.11	September 21, 2008
Options	1,125,000	$0.30	January 14, 2009

*These warrants and options have expired unexercised

The following table sets forth the history of share issuances during the past three financial years.

Balance as at June 30, 2001	5,171,674
Shares issued for mineral property interests (i)	250,000
Exercise of stock options at $0.13 per share	420,000
Private placement at $0.25 per share (ii)	1,150,000
Cancellation of common shares in escrow (iii)	(5,208)
Balance as at June 30, 2002	6,986,466
Exercise of stock options at $0.13 per share	40,000
Short form offering at $0.20 per share (iv)	2,828,500
Private placement at $0.13 per share (v)	520,000
Private placement at $0.10 per share (vi)	500,000
Private placement at $0.10 per share (vii)	13,848,600
Private placement at $0.15 per share (viii)	1,638,000
Shares issued for mineral property interests (ix)	165,000
Balance as at June 30, 2003	26,526,566
Exercise of stock options at $0.13 per share	100,000
Exercise of "F" warrants at $0.25 per share	500,000
Exercise of "G" warrants at $0.15 per share	6,887,000
Exercise of finders' warrants at $0.15 per share	547,000
Exercise of "I" warrants at $0.15 per share	1,850,000
Private placement at $0.10 per share, net of costs (x)	7,650,000
Private placement at $0.28 /$0.32 per share, net of costs (xi)	1,653,750
Shares issued for mineral property interests, net of costs (xii)	150,000
Balance as at June 30, 2004 (xiii)	45,864,316

(i) During the year ended June 30, 2002, we issued, as consideration of or the acquisition of working rights and options to purchase four mineral properties 250,000 common shares having a fair value of $0.17 to $0.25 per share for a total assigned value of $51,250;

(ii) During the year ended June 30, 2002, we completed a private placement of 1,150,000 common shares at $0.25 per share for net cash proceeds of $276,500. Costs associated with this issuance were $11,000. Attached to the common shares are 1,150,000 non-transferable Series D share purchase warrants which entitled the holder to purchase 1,150,000 common shares of our company for $0.30 per share until March 29, 2004. A senior office and a company with directors in common participated by acquiring 20,000 and 800,000 common shares, respectively.

(iii) During the year ended June 30, 2002, the holders of 5,208 escrow shares surrendered those shares for cancellation. The stated value of the escrow shares cancelled has been credited to contributed surplus.

(iv) During the year ended June 30, 2003, we completed a $515,700 financing under our short form offering document dated September 30, 2003. 1,602,500 Flow-Through Units and 976,000 Non Flow-Through Units were issued at $0.20 per unit. Each Flow-Through Unit consists of one common share and one transferable Series E share purchase warrant. Each Non Flow-Through Unit consists of one common share and two transferable Series E share purchase warrants. Two share purchase warrants entitle the holder to purchase one common share for $0.25 per share until October 28, 2003 and thereafter for $0.30 per share until October 28, 2004. Officers and directors participated by acquiring 150,000 Flow-Through Units. A company with directors in common participated by acquiring 250,000 Non Flow-Through Units.

We paid financing fees of $51,290 and commissions of $34,485. We also issued 250,000 common shares as a corporate finance fee and agent's options to purchase up to 304,275 common shares. The agent's options have the same terms and prices as the Series E share purchase warrants.

(v) During the year ended June 30, 2003, we completed a private placement of 520,000 common shares with a company with directors in common at $0.13 per share for net cash proceeds of $67,600.

(vi) During the year ended June 30, 2003, we completed a private placement of 500,000 common shares at $0.10 per share for net cash proceeds of $50,000. Attached to the common shares are 500,000 non-transferable Series F share purchase warrants which entitle the holder to purchase 500,000 common shares of our company for $0.25 per share on or before February 2, 2004 and thereafter for $0.30 per share until February 2, 2005.

(vii) During the year ended June 30, 2003, we completed a private placement of 4,160,000 Flow-Through Units and 9,547,000 Non Flow-Through Units at $0.10 per unit for net cash proceeds of $1,285,688. Each Flow-Through Unit consists of one common share and one-half non-transferable Series G share purchase warrant. Each Non Flow-Through Unit consists of one common share and one transferable Series G share purchase warrant. Each share purchase warrant will entitle the holder to purchase one common share for $0.15 per share until March 19, 2004 and thereafter at $0.20 per share until March 19, 2005. Senior officers and directors participated by acquiring 360,000 Flow-Through and 182,000 Non Flow-Through Units. Companies with related directors or owned by senior officers acquired 3,789,000 Non Flow-Through Units.

(viii) During the year ended June 30, 2003, we completed a private placement of 1,638,000 common shares at $0.15 per share for net cash proceeds of $224,028. Attached to the common shares are 819,000 non-transferable Series H share purchase warrants which entitle the holders to purchase 819,000 common shares of our company for $0.20 per share until December 13, 2004. We paid financing fees of $2,016, a cash finder's fee of $19,656 and issued finder's warrant to purchase up to 163,800 common shares. The finder's warrants have the same terms and prices as the Series H share purchase warrants.

(ix) During the year ended June 30, 2003, we issued, pursuant to the terms of option agreements for four of our mineral properties, 165,000 common shares having fair values of $0.12 to $0.21 per share for a total assigned value of $27,550.

(x) During the year ended June 30, 2004, the Company complete private placement of 7,650,000 common shares at $0.10 per share for net cash proceeds of $715,626. Attached to the common shares are 7,650,000 non-transferable Series "I" share purchase warrants which entitle the holder to purchase 7,650,000 common shares of the Company for $0.15 per share until April 5, 2005. The Company paid financing fees of $11,373, a cash finder's fee of $38,000 and issued finders' warrants to purchase up to 475,000 common shares. The finders' warrants have the same terms and prices as the Series "I" share purchase warrants. A senior officer participated by acquiring 150,000 units.

(xi) During the year ended June 30, 2004, the Company completed a private placement of 853,750 Flow-Through Units at $0.32 per unit and 800,000 Non Flow-Through Units at $0.28 per unit for net cash proceeds of $452,135. Each Flow-Through Unit consists of one Flow-Through common share and one-half of one non-transferable Series "J" share purchase warrant. Each Non Flow-Through Unit consists of one Non Flow-Through common share and one-half of one non-transferable Series "J": share purchase warrant. Each share purchase warrant will entitle the holder to purchase one Non Flow-Through common share for $0.38 per share until December 23, 2004.

The Company paid financing fees of $5,289, a cash finder's fee of $39,776 and issued finders' warrants to purchase up to 165,375 common shares. The finders' warrants have the same terms and prices as the Series "J" share purchase warrants.

(xii) During the year ended June 30, 2004, the Company issued, pursuant to the terms of the option agreements for two of the mineral properties, 150,000 common shares with fair values of $0.155 to $0.235 per share for a total assigned value of $28,250.

(xiii) Included in issued capital stock are 317,344 (2003 - 357,010) common shares held in escrow. The Company filed an Amendment to the Escrow Agreement dated December 21, 2001 whereby the escrow shares will be released over a 72 month time period. During the year ended June 30, 2004 39,366 (2003 - 39,666) escrow shares were released pursuant to the amendment to the escrow agreement.

B. Articles of Incorporation and By-laws

Incorporation

We were continued from British Columbia to the Yukon Territory by registration of our Articles of Continuance in the Yukon Territory, Canada under Certificate of Continuance Corporate Access number 25736 on March 17, 1997.

Objects and Purposes of the Company

Our articles and bylaws place no restrictions upon our objects and purposes.

Directors' Powers

Section 4.17 of our bylaws provides that a director who is a party to, or who is also a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with us shall disclose the nature and extent of his interest at the time and in the manner provided by the Business Corporations Act (Yukon). Any such contract or proposed contract shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of our business would not require approval by the board or shareholders, and a director whose interest in a contract is so referred to the board shall not vote on any resolution to approve the same except as provided by the Business Corporations Act (Yukon).

Section 4.18 of our bylaws provides that the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. No independent quorum is required when the board is making decisions on directors' remuneration.

Qualifications of Directors

Section 4.02 of our bylaws provides that no person shall be qualified for election as a director of our company if he is less than nineteen years of age, if he has been found to be a person of unsound mind by a court in Canada or elsewhere; if he is not an individual; or if he has the status of a bankrupt. A director need not be a shareholder.

There is no provision in our articles or our bylaws imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

Share Rights

Our authorized capital consists of an unlimited number of common shares without par value, all of which are of the same class and, once issued as fully paid and non-assessable, rank equally as to dividends, voting rights, and participation in assets and in all other respects, on liquidation, dissolution or wind-up of our company, whether voluntary or involuntary, or any other distribution of the assets of our company among our shareholders for the purpose of winding up our affair after our company has paid out our liabilities. Our issued shares are not subject to call or assessment rights or nay pre-emptive or conversion rights. The holders of our company's common shares are entitled to one vote for each share on all matters to be voted on at a meeting of the shareholders. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

Section 175 of the Business Corporations Act (Yukon) provides that our articles may be amended by special resolution to:

(1) change any maximum number of shares that we are authorized to issue,

(2) create new classes of shares,

(3) change the designation of all or any of its shares, and add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued,

(4) change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series,

(5) divide a class of shares, whether issued or unissued, into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions of that series,

(6) authorize the directors to divide any class of unissued shares into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions of that series,

(7) authorize the directors to change the rights, privileges, restrictions and conditions attached to unissued shares of any series,

(8) evoke, diminish or enlarge any authority conferred under paragraphs (6) and (7),

"Special resolution" is defined as a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution.

Meetings

Section 10.01 of our bylaws provides that the annual meeting of the shareholders shall be held at such time in each year and at such place as the board, the chairman of the board, the managing director or the president may from time to time determine. Section 134 of the Business Corporations Act (Yukon) provides that the directors shall call an annual meeting of the shareholder not later than 15 months after holding the last preceding annual meeting. Section 10.02 of our bylaws provides that the board, the chairman of the board, the managing director or the president shall have the power to call a special meeting of the shareholders at any time.

According to Section 10.05 of our bylaws, notice of the time and place of each meeting of shareholders shall be given not less than 21 days nor more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of the shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and re-appointment of incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A shareholder may in any manner waive notice of or otherwise consent to a meeting of shareholders.

Limitations on Ownership of Securities

There are no limitations on the right to own securities of our company by non-resident or foreign shareholders imposed either by the Business Corporations Act (Yukon), our articles or our bylaws.

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights.

Except as provided in the Investment Canada Act, there are no limitations under the applicable laws of Canada or by our charter or our other constituent documents on the right of foreigners to hold or vote common shares or other securities of our company.

The Investment Canada Act will prohibit implementation, or if necessary, require divestiture of an investment deemed "reviewable" under the Investment Canada Act by an investor that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review the Minister responsible for the Investment Canada Act ("the Minister") is satisfied that the "reviewable" investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian, who is not a resident of a World Trade Organization member, would be reviewable under the Investment Canada Act if it was an investment to acquire control of our company and the value of the assets of our company was $5 million or more. A non-Canadian would be deemed to acquire control of our company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of our outstanding common shares (or less than a majority but controlled our company in fact through the ownership of one-third or more of our outstanding common shares) unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to our common shares would be exempt from review under the Investment Canada Act, including, among others, the following:

1. acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

2. acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

3. acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of our company, through the ownership of voting interests, remains unchanged.

The Investment Canada Act was amended with the World Trade Organization Agreement to provide for special review thresholds for "WTO Investors" of countries belonging to the World Trade Organization, among others, nationals and permanent residents (including "WTO Investor controlled entities" as defined in the Investment Canada Act). Under the Investment Canada Act, as amended, an investment in our common shares by WTO Investors would be reviewable only if it was an investment to acquire control of our company and the value of the assets of our company was equal to or greater than a specified amount (the "Review Threshold"), which is published by the Minister after its determination for any particular year. The Review Threshold is currently $218 million for the year 2002.

Change in Control

There are no provisions in our articles or our bylaws that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company.

The Business Corporations Act (Yukon) does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of our company. Generally, there are no significant differences between Canadian and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower our board of directors to adopt such provisions.

Ownership Threshold

There are no provisions in our articles or our bylaws or in the Business Corporations Act (Yukon) governing the threshold above which shareholder ownership must be disclosed. The Securities Act (British Columbia) requires us to disclose, in our annual general meeting proxy statement, holders who beneficially own more than 10% of our issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require us to disclose, in this Registration Statement on Form 20-F, holders who own more than 5% of our issued and outstanding shares.

Changes in the Capital of the Company

There are no conditions imposed by our articles or our bylaws which are more stringent than those required by the Business Corporations Act (Yukon).

C. Material Contracts

On October 31, 2001, we entered into an option agreement with Wolfden Resources Ltd. to acquire an undivided 51% interest in the Casummit Lake Property in consideration for the cash payments of $40,000, the issuance 200,000 shares and the expenditure of $650,000 on exploration. We exercised our option to purchase a 51% interest in the Casummit Lake Property by making the $40,000 cash payment, issuing the 200,000 shares of our common stock and expending $687,177 in exploration expenses, including staking fees and the cost of the first and second year's exploration program and $32,832 in cost recoveries.

On November 6, 2001, we entered into an option agreement with Perry English to acquire an undivided 100% interest in the Nickleby Lake Property in consideration for the cash payments of $120,000 and the issuance of 100,000 shares on or before November 6, 2005. During the year ended June 30, 2002 we made an initial option payment of $7,500 and issued 25,000 shares of our common stock to Perry English. We also acquired, by staking, 23 claim units located in the Thunder Bay Mining Division, northwestern Ontario which claims form a part of the Nickleby Lake Property. On November 19, 2002 we terminated the option agreement. As we were not able to meet all of the conditions of termination we agreed to issue a further 25,000 shares of our common stock to Perry English. As a result of the termination, we wrote off the capitalized costs totalling $20,143 that we had incurred on the Nickleby Lake Property to June 30, 2003.

On November 21, 2001, we entered into an option with Perry English to acquire an undivided 100% interest in the Leg Lake Property in consideration for cash payments of $85,000 and the issuance of 100,000 shares of our common stock. on or before November 21, 2005. During the year ended June 30, 2002, we made an initial option payment of $5,000 and issued 25,000 shares of our common stock to Perry English. During the period ended December 31, 2002, we amended the option agreement by reducing the cash component, due on November 21, 2002 from $8,000 to $4,000 and by increasing the share component, due on November 21, 2002, from 25,000 shares to 40,000 shares of our common stock. We made the payment of $4,000 and issued 40,000 shares of our common stock to Perry English. Subsequent to June 30, 2003 we terminated the option agreement and as at June 30, 2003 we wrote off the capitalized costs totalling $70,046 that we had incurred on the Leg Lake Property.

On March 1, 2002, we entered into an option agreement with Rimfire Minerals Corporation to acquire an undivided 51% interest in the Thorn Property located in the Atlin Mining Division, northwestern British Columbia in consideration for cash payments of $190,000, the issuance of 250,000 shares of our common stock and the expenditure of $1,200,000 on exploration. As at June 30, 2003 we paid a total of $50,000 in option payments, issued 150,000 shares of our common stock and incurred $336,286 in exploration expenses. As at June 30, 2004 we had paid a total of $90,000 in option payments, issued 250,000 shares of our common stock and incurred $948,434 in exploration expenses. By September 30, 2004 we had paid a total of $190,000 in option payments, issued 250,000 shares of our common stock and incurred $1,200,000 in exploration expenses. This means that now Cangold is fully vested as to 51% ownership, and is the project operator henceforth.

On September 2, 2004, we announced that we had entered into an agreement with Trade Winds Ventures Inc. whereby Trade Winds can earn up to a 70% interest in our wholly owned Birch Lake Property. Terms of the arrangement call for Trade Winds to pay $10,000 and issue 50,000 shares to Cangold upon acceptance of the agreement by the TSX Venture Exchange, issue a further 25,000 shares on each of the first and second anniversaries of the signing of the agreement and spend $1 million over four years on the property to earn a 60% interest. If Trade Winds exercises the option to acquire 60%, Cangold will retain a 1% Net Smelter Return. Having met these conditions, Trade Winds may elect to acquire a further 10% interest by spending an additional $600,000 on the property over two years. Trade Winds will be the operator upon acquiring its 60% interest.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See "Taxation" below.

E. Taxation
Canadian Federal Income Taxation

We consider that the following summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who at all material times deals at arm's length with our company, who holds all common shares as capital property, who is resident in the United States, who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of our company in connection with carrying on a business in Canada (a "non-resident holder"). It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for purposes of the Income Tax Act (Canada) (the "ITA") and regulations thereunder. Investors should be aware that the Canadian federal income tax consequences applicable to holders of our common shares will change if, for any reason, we cease to be listed on a prescribed stock exchange. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences of them purchasing, owing and disposing of our common shares should we cease to be listed on a prescribed stock exchange.

This summary is based upon the current provisions of the ITA, the regulations thereunder, the Canada-United States Tax Convention as amended by the Protocols thereto (the "Treaty") as at the date of the registration statement and the currently publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency (the "CCRA"). This summary does not take into account Canadian provincial income tax consequences. This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action. This summary does, however, take into account all specific proposals to amend the ITA and regulations thereunder, publicly announced by the Government of Canada to the date hereof.

This summary does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences to them of purchasing, owning and disposing of common shares in our company.

Dividends

The ITA provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as our company) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend of deemed dividend. Provisions in the ITA relating to dividend and deemed dividend payments to and gains realized by non-residents of Canada, who are residents of the United States, are subject to the Treaty. The Treaty may reduce the withholding tax rate on dividends as discussed below.

Article X of the Treaty as amended by the US-Canada Protocol ratified on November 9, 1995 provides a 5% withholding tax on gross dividends or deemed dividends paid to a United States corporation which beneficially owns at least 10% of the voting stock of the company paying the dividend. In cases where dividends or deemed dividends are paid to a United States resident (other than a corporation) or a United States corporation which beneficially owns less than 10% of the voting stock of a company, a withholding tax of 15% is imposed on the gross amount of the dividend or deemed dividend paid. We would be required to withhold any such tax from the dividend and remit the tax directly to CCRA for the account of the investor.

The reduction in withholding tax from 25%, pursuant to the Treaty, will not be available:

(a) if the shares in respect of which the dividends are paid formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition, or

(b) the holder is a U.S. LLC which is not subject to tax in the U.S.

The Treaty generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the U.S. and is exempt from income tax under the laws of the U.S.

Capital Gains

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of one of our shares unless the share represents "taxable Canadian property" to the holder thereof. Our common shares will be considered taxable Canadian property to a non-resident holder only if-.

(a) the non-resident holder;

(b) persons with whom the non-resident holder did not deal at arm's length- or

(c) the non-resident holder and persons with whom he did not deal at arm's length,

owned not less than 25% of the issued shares of any class or series of our company at any time during the five year period preceding the disposition. In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless:

(a) the value of such shares is derived principally from real property (including resource property) situated in Canada,

(b) the holder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be a resident of Canada,

(c) they formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or bad in Canada within the 12 months preceding the disposition, or

(d) the holder is a U.S. LLC which is not subject to tax in the U.S.

If subject to Canadian tax on such a disposition, the taxpayer's capital gain (or capital loss) from a disposition is the amount by which the taxpayer's proceeds of disposition exceed (or are exceeded by) the aggregate of the taxpayer's adjusted cost base of the shares and reasonable expenses of disposition. For Canadian income tax purposes, the "taxable capital gain" is equal to one-half of the capital gain.

United States Federal Income Taxation

The following is a discussion of the material United States Federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local, or foreign tax consequences. (See "Canadian Federal Income Tax Consequences" above.)

The following discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

The discussion below does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. In addition, this discussion does not address the tax consequences that may be relevant to particular investors subject to special treatment under certain U.S. Federal income tax laws, such as, dealers in securities, tax-exempt entities, banks, insurance companies and non-U.S. Holders. Purchasers of the common stock should therefore satisfy themselves as to the overall tax consequences of their ownership of the common stock, including the State, local and foreign tax consequences thereof (which are not reviewed herein), and should consult their own tax advisors with respect to their particular circumstances.

U.S. Holders

As used herein, a "U.S. Holder" includes a beneficial holder of common shares of our company who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, any trust if a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, any entity created or organized in the United States which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of common shares of our company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Dividend Distribution on Shares of our Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the common shares of our company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations and other complex rules, against the U.S. Holder's United States Federal taxable income. See "Foreign Tax Credit" below. To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital to the extent of the shareholder's basis in the common shares of our company and thereafter as gain from the sale or exchange of the common shares of our company. Preferential tax rates for net long term capital gains may be applicable to a U.S. Holder which is an individual, estate or trust.

In general, dividends paid on our common shares will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the election of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as "passive income", "high withholding tax interest", "financial services income", "shipping income" and certain other classifications of income. A U.S. Holder who is treated as a domestic U.S. corporation owning 10% or more of our voting stock is also entitled to a deemed paid foreign tax credit in certain circumstances for the underlying foreign tax of our company related to dividends received or Subpart F income received from us. (See the discussion below of Controlled Foreign Corporations). The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

If a "U.S. Holder" is holding shares as a capital asset, a gain or loss realized on a sale of our common shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gains realized upon sale of our common shares may, under certain circumstances, be treated as ordinary income, if we were determined to be a "collapsible corporation" within the meaning of Code Section 341 based on the facts in existence on the date of the sale (See below for definition of "collapsible corporation"). The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his tax basis in our common shares. Capital losses are deductible only to the extent of capital gains. However, in the case of taxpayers other than corporations (U.S.)$3,000 ($1,500 for married individuals filing separately) of capital losses are deductible against ordinary income annually. In the case of individuals and other non-corporate taxpayers, capital losses that are not currently deductible may be carried forward to other years. In the case of corporations, capital losses that are not currently deductible are carried back to each of the three years preceding the loss year and forward to each of the five years succeeding the loss year.

A "collapsible corporation" is a corporation that is formed or availed principally to manufacture, construct, produce, or purchase prescribed types or property that the corporation holds for less than three years and that generally would produce ordinary income on its disposition, with a view to the stockholders selling or exchanging their stock and thus realizing gain before the corporation realizes two thirds of the taxable income to be derived from prescribed property. Prescribed property includes: stock in trade and inventory; property held primarily for sale to customers in the ordinary course of business; unrealized receivables or fees, consisting of rights to payment for non-capital assets delivered or to be delivered, or services rendered or to be rendered to the extent not previously included in income, but excluding receivables from selling property that is not prescribed; and property gain on the sale of which is subject to the capital gain/ordinary loss rule. Generally, a shareholder who owns directly or indirectly 5 percent or less of the outstanding stock of the corporation may treat gain on the sale of his shares as capital gain.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Registrant. Our management is of the opinion that there is little, if not, any likelihood that we will be deemed a "Foreign Personal Holding Company", a "Foreign Investment Company" or a "Controlled Foreign Corporation" (each as defined below) under current and anticipated conditions.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), we would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares in our capital would be required to include in income for such year their allocable portion of our passive income which would have been treated as a dividend had that passive income actually been distributed.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our common shares to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only. The Registrant believes that it is a PFIC.

As a PFIC, each U.S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which we qualify as a PFIC on his pro-rata share of our (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed. Such an election, once made shall apply to all subsequent years unless revoked with the consent of the IRS.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of our net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is an individual, such an interest charge would be not deductible.

The procedure a U.S. Holder must comply with in making an timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, we qualified as a PFIC in a prior year, then the U.S. Holder may make an "Unpedigreed QEF Election" by recognizing as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date (Deemed Sale Election) or (ii) if we are a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits (Deemed Dividend Election) (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). The effect of either the deemed sale election or the deemed dividend election is to pay all prior deferred tax, to pay interest on the tax deferral and to be treated thereafter as a Pedigreed QEF as discussed in the prior paragraph. With respect to a situation in which a Pedigreed QEF election is made, if we no longer qualify as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain "excess distributions", as specially defined, by our company. An "excess distribution" is any current-year distribution in respect of PFIC stock that represents a rateable portion of the total distributions in respect of the stock during the year that exceed 125 percent of the average amount of distributions in respect of the stock during the three preceding years.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to our first taxable year during such U.S. Holder's holding period and beginning after January, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of gains and distributions that are not characterized as "excess distributions" are subject to tax in the current year under the normal tax rules of the Internal Revenue Code.

If we are a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares,

then we will continue to be treated as a PFIC with respect to such common Shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which we are a PFIC and the U.S. Holder holds our shares) (a "Unpedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the common shares while we are a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Registrant are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in our company. For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see "Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997" and "Elimination of Overlap Between Subpart F Rules and PFIC Provisions" below.

Mark-to-Market Election for PFIC Stock under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions." For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section II A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner.

Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includible in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds as discussed above generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a co-ordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of our company is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of stock of our company, we would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of our company and our earnings invested in "U.S. property" (as defined by Section 956 of the Code). In addition, under Section 1248 of the Code if we are considered a CFC at any time during the five year period ending with the sale or exchange of its stock, gain from the sale or exchange of common shares of our company by such a 10% U.S. Holder of our common stock at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a "United States Shareholder," see "Controlled Foreign Corporation," above). The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this new provision, if we were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to U.S Holders for any periods in which Subpart F does not apply (for example he is no longer a 10% Holder or we are no longer a CFC) and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in our company as if those shares had been sold.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF OUR COMPANY.

H. Documents on Display

The documents concerning our company may be viewed at the offices of our corporate solicitor, Clark, Wilson, Suite 800 - 885 West Georgia Street, Vancouver, British Columbia V6C 3H1, during normal business hours.

I. Subsidiary Information

As at the date of this registration statement, we do not have any wholly-owned subsidiaries.

ITEM 11 Quantitative and Qualitative Disclosures about Market Risk

Our mineral properties are all currently at the exploration stage and our operations are limited to exploring those properties. Therefore, our market risks are minimal. We may, however, have future property exploration requirements due in United States currency. As a Canadian company, our cash balances are kept in Canadian funds. Therefore, we may become exposed to some interest rate risk. We consider the amount of risk to be manageable and do not currently, nor will we likely in the foreseeable future, conduct hedging to reduce our exchange rate risk.

ITEM 12 Description of Securities Other Than Equity Securities

A. Debt Securities

Not Applicable.

B. Warrants and Rights

Not Applicable.

C. Other Securities

Not Applicable.

D. American Depositary Shares

Not Applicable.

PART II

ITEM 13 Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15 Controls and Procedures

Not applicable

ITEM 16 Reserved

Not applicable

ITEM 16A Audit Committee Financial Expert

Not applicable

ITEM 16B Code of Ethics

Not applicable

ITEM 16C Principal Accountant Fees and Services

Not applicable

ITEM 16D Exemption from the Listing Standards for Audit Committees

Not applicable

ITEM 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

PART III

ITEM 17 Financial Statements

Refer to Item 18 - Financial Statements

ITEM 18 Financial Statements

Financial Statements Filed as Part of the Registration statement:

Financial Statements for the years ended June 30, 2004 and June 30, 2003

Auditors' Report dated September 24, 2004, except as to note 3(c) which is as of September 24, 2004

Balance Sheet as at June 30, 2004 and June 30, 2003

Statements of Operations and Deficit for the years ended June 30, 2004, June 30, 2003 and June 30, 2002

Statements of Cash Flows for the years ended June 30, 2004, June 30, 2003 and June 30, 2002

Notes to Financial Statements

Financial Statements

(Expressed in Canadian dollars)

CANGOLD LIMITED

Years ended June 30, 2004, 2003 and 2002

Statement of Management's Responsibility

The management of Cangold Limited is responsible for the preparation of the accompanying financial statements and the preparation and presentation of all information in the Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded, and that financial records are properly maintained to provide accurate and reliable financial statements.

The Company's audit committee is composed of three directors who are appointed by the Board of Directors annually. The committee meets periodically with the Company's management and independent auditors to review financial reporting matters and internal controls and to review the consolidated financial statements and the independent auditors' report. The audit committee reported its findings to the Board of Directors who have approved the financial statements.

The Company's independent auditors, KPMG LLP, have audited the financial statements and their report follows.

/s/ Robert Archer	/s/ Kaare Foy
Robert Archer	Kaare Foy
President	Chief Financial Officer

September 24, 2004

KPMG LLP Chartered Accountants Box 10426, 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Telefax (604) 691-3031 www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Shareholders Cangold Limited

We have audited the balance sheets of Cangold Limited as at June 30, 2004 and 2003 and the statements of operations and deficit and cash flows for each of the years in the three-year period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada

September 17, 2004, except as to note 3(c) which is as of September 24, 2004

COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated September 17, 2004, except as to note 3(c) which is as of September 24, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, Canada

September 17, 2004, except as to note 3(c) which is as of September 24, 2004
KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.

CANGOLD LIMITED

Balance Sheets

(Expressed in Canadian dollars)

June 30, 2004 and 2003

2004	2003

Assets
Current assets:
Cash and cash equivalents	$552,336	$350,648
Amounts receivable, net of allowance for doubtful
accounts of nil (2003 - nil)	231,459	76,590
Prepaid expenses and advances	212,645	89,363

	996,440	516,601
Mineral properties (note 3)	2,638,812	1,146,820

Equipment (note 4)	5,529	16,069

	$3,640,781	$1,679,490

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$92,086	$216,343
Due to related parties (note 6)	29,375	31,141

	121,461	247,484
Shareholders' equity:
Capital stock (note 5)	6,338,723	3,575,676
Contributed surplus (note 5)	225,114	190,881
Deficit	(3,044,517)	(2,334,551)

	3,519,320	1,432,006

	$3,640,781	$1,679,490

Going concern (note 1)

Subsequent events (notes 3(c) and (d) and 9)

See accompanying notes to financial statements.

Approved on behalf of the Board:
/s/ Robert A. Archer	Director
/s/ Kaare G. Foy	Director

CANGOLD LIMITED

Statements of Operations and Deficit

(Expressed in Canadian dollars)

Years ended June 30, 2004, 2003 and 2002

2004	2003	2002

Expenses:
Amortization	$2,778	$3,646	$2,643
Consulting	232,896	269,947	78,688
Directors fees	32,000	32,000	30,000
Exploration	950	500	6,454
Filing fees	27,568	22,382	19,236
Foreign exchange loss	9	3,642	3,201
Investor relations	87,647	52,324	32,500
Management fees	72,000	63,000	33,000
Office and miscellaneous	27,667	42,230	31,097
Printing	10,194	14,440	10,488
Professional fees	108,964	66,177	99,649
Rent	27,868	28,383	51,316
Telephone	212	388	8,948
Transfer agent fees	15,575	10,983	4,964
Travel	55,598	25,947	41,837

	701,926	635,989	454,021

Loss before undernoted	(701,926)	(635,989)	(454,021)
Loss on disposal of equipment	(5,040)	-	-
Write-off of mineral properties	(3,000)	(109,131)	-

	(8,040)	(109,131)	-

Net loss for the year	(709,966)	(745,120)	(454,021)
Deficit, beginning of year	(2,334,551)	(1,589,431)	(1,135,410)

Deficit, end of year	$(3,044,517)	$(2,334,551)	$(1,589,431)

Loss per share (note 2(h)):
Basic	$(0.02)	$(0.06)	$(0.08)
Diluted	(0.02)	(0.06)	(0.08)
Weighted average number of common shares,
basic and diluted	37,276,216	13,333,695	5,623,834

See accompanying notes to financial statements.

CANGOLD LIMITED

Statements of Cash Flows

(Expressed in Canadian dollars)

Years ended June 30, 2004, 2003 and 2002

	2004	2003	2002

Cash flows used in operating activities:
Net loss for the year	$(709,966)	$(745,120)	$(454,021)
Adjustment to reconcile net loss to cash
provided by operating activities:
Amortization	2,778	3,646	2,643
Recovery of consulting fees	-	-	(5,349)
Non-employee stock-based compensation	70,669	-	-
Loss on disposal of equipment	5,040	-	-
Write-off of mineral properties	3,000	109,131	-
Changes in non-cash operating
working capital:
Accounts receivable	(154,869)	(69,170)	(4,241)
Prepaid expenses	(123,282)	(44,648)	(35,719)
Accounts payable and accrued liabilities	(124,257)	118,202	76,452

Net cash used in operating activities	(1,030,887)	(627,959)	(420,235)
Cash flows used in investing activities:
Mineral properties	(1,466,742)	(1,020,355)	(156,796)
Proceeds on disposal of equipment	2,722	-	-
Equipment	-	(9,291)	-

Net cash used in investing activities	(1,464,020)	(1,029,646)	(156,796)
Cash flows from financing activities:
Issuance of shares for cash, net of costs	2,698,361	2,018,441	331,100
Shareholder advances	-	-	40,000
Due to related parties	(1,766)	(44,899)	46,676

Net cash from financing activities	2,696,595	1,973,542	417,776

Increase (decrease) in cash and cash equivalents	201,688	315,937	(159,255)
Cash and cash equivalents, beginning of year	350,648	34,711	193,966

Cash and cash equivalents, end of year	$552,336	$350,648	$34,711

Supplementary information:
Income taxes paid	$-	$-	$-
Interest paid	-	-	-
Non-cash financing activities:
Shares issued on settlement of amounts
due to related parties	-	45,000	-
Shares issued on acquisition of mineral
property interests	28,250	27,550	51,250
Cancellation of common shares in escrow	-	-	(1,875)

See accompanying notes to financial statements.

CANGOLD LIMITED

Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2004, 2003 and 2002

1. Going concern:

Cangold Limited (formerly First Au Strategies Corp.) (the "Company") was continued under the Business Corporation Act (Yukon) on March 17, 1997. On June 4, 2003 the Company changed its name to Cangold Limited.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development, confirmation of the Company's interest in the underlying mineral claims and leases and upon future profitable production from, or the proceeds from the disposition of, its mineral properties.

These financial statements have been prepared in accordance with accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. There is substantial doubt about the appropriateness of using the going concern assumption by the Company because during the year ended June 30, 2004 the Company incurred a loss of approximately $710,000 (2003 - $745,000; 2002 - $454,000), used cash for operations of approximately $1,031,000 (2003 - $628,000; 2002 - $420,000), and does not have a revenue generating property. In addition, the Company has a deficit of approximately $3,045,000 at June 30, 2004. The Company's continuing operations and its ability to discharge its liabilities and fulfill its commitments as they come due is dependent upon continued access to equity financing, either in private or public markets. There can be no assurances that such financing will be available on a timely or cost effective basis. Subsequent to year end, the Company closed a private placement, raising gross cash proceeds of $1,240,000 (note 9). Failure to continue as a going concern could require adjustments to the carrying values of assets and liabilities, which would differ materially from the going concern basis.

2. Significant accounting policies:

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada, the measurement principles of which materially conform with those established in the United States, except as explained in note 10.

(a) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of the recoverability of mineral property deferred costs and valuation allowance of future tax assets. Actual results could differ from those estimates.

67

CANGOLD LIMITED

Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2004, 2003 and 2002

2. Significant accounting policies (continued):

(b) Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and have maturity dates of three months or less from the date of purchase.

(c) Mineral properties:

The Company capitalizes the acquisition cost of mineral properties and defers exploration and development expenditures directly related to specific mineral properties until such time as the extent of mineralization has been determined and the mineral properties are developed, the Company's mineral rights are allowed to lapse, exploration is discontinued or the Company determines that the deferred costs are in excess of the estimated net recoverable amount. At that time, the deferred costs are either amortized on a unit-of-production basis, written off or written down, as appropriate.

Mineral property acquisition costs include the cash consideration paid and the fair value of common shares issued, based on the trading price of the shares on the date of the agreement to issue the shares, if their issuance is irrevocable, or otherwise the trading price of the shares on the date of issuance.

Refundable mineral exploration tax credits are recorded on receipt as a reduction in mineral property and deferred exploration costs as the amounts are accepted by taxation authorities. In addition, amounts received from third parties to earn an interest in the Company's mineral properties are applied as a reduction of the mineral property and deferred exploration costs.

Amounts shown for mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

(d) Equipment:

Equipment is recorded at cost. Amortization on computer equipment is provided at 30% per annum on a declining balance basis. Amortization on furniture and fixtures is provided at 20% per annum on a declining balance basis. Amortization on drilling equipment is provided at 30% per annum on a declining balance basis.

Equipment is assessed for future recoverability when events or conditions indicate that the carrying value of the asset may be impaired by estimating future undiscounted cash flows. When the net carrying amount of equipment exceeds its estimated net recoverable amount, the asset is written down with a charge to income.

CANGOLD LIMITED

Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2004, 2003 and 2002

2. Significant accounting policies (continued):

(e) Stock-based compensation:

The Company grants incentive stock options to directors and officers in accordance with TSX Venture Exchange ("TSX") policies. Effective for options granted on or after July 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which requires that stock-based payments made to non-employees be accounted for using the fair value based method and charged to operations over the service period which normally is the period during which the options vest.

As permitted by CICA Handbook Section 3870, the Company has elected to use the intrinsic value method for stock options issued to directors and employees. Under the intrinsic value method, stock-based compensation is recognized to the extent that the market price of the underlying common shares exceeds the exercise price on the date of grant. No compensation expense has been recorded related to stock options granted to employees and directors. The Company discloses the pro-forma effect of accounting for stock options granted to employees and directors under the fair value method in note 5(e).

For options granted prior to July 1, 2002, no stock-based compensation expense was recorded or required to be considered for pro forma disclosure purposes for any stock options granted to employees, directors, or non-employees.

(f) Foreign currency translation:

The reporting and functional currency of the Company is the Canadian dollar.

Monetary items denominated in foreign currencies are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

(g) Income taxes:

Income taxes are accounted for using the asset and liability method.

Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Future income tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is, in management's estimation, more likely than not to be realized.

CANGOLD LIMITED

Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2004, 2003 and 2002

2. Significant accounting policies (continued):

(h) Loss per share:

Basic loss per share is computed by dividing the loss by the weighted average number of common shares outstanding during the period. Contingently issuable or returnable shares are excluded from the calculation of the weighted average number of shares outstanding until all conditions necessary for their issuance or release from escrow have been satisfied.

Diluted loss per share is computed using the treasury stock method under which the weighted average number of common shares outstanding for the calculation of diluted earnings (loss) per share assumes that all dilutive options and warrants were exercised at the later of the beginning of the period or the date of grant and the proceeds to be received on the exercise of stock options or warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

As the Company has a loss in each of the periods presented, basic and diluted loss per share are the same as the exercise of all options and warrants would be anti-dilutive.

(i) Segmented information:

The Company's operations and assets, including mineral properties, are all located in Canada. The Company conducts its business in a single operating segment, being the investment in and exploration of mineral properties.

(j) Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

CANGOLD LIMITED

Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2004, 2003 and 2002

3. Mineral properties:
	Leg	Casummit	Birch			Total
	Lake (a)	Lake (b)	Lake (d)	Thorn (c)	WALP (e)	2004	2003	2002

Option payments:
Cash consideration	$3,000	$20,000	$-	$50,000	$5,000	$78,000	$39,000	$37,500
Common shares	-	7,750	-	20,500	-	28,250	27,550	51,250
Drilling	-	200,139	-	93,475	95,618	389,232	395,833	-
Staking	-	-	-	-	-	-	-	44,770
Analysis	-	12,224	3,363	25,466	24,811	65,864	13,317	870
Field costs	-	146,899	33,075	234,301	2,698	416,973	272,564	15,560
Project administration	-	21,692	4,734	94,505	59,965	180,896	125,780	34,820
Geology	-	57,125	19,674	125,536	-	202,335	112,485	7,378
Geophysics	-	20,790	82,340	-	-	103,130	71,371	8,397
Linecutting	-	-	-	38,864	-	38,864	22,837	7,501

Total exploration and
development expenditures
during the year	3,000	486,619	143,186	682,647	188,092	1,503,544	1,080,737	208,046
Balance, beginning of year	-	701,844	37,689	407,287	-	1,146,820	208,046	-
Cost recoveries	-	(8,552)	-	-	-	(8,552)	(32,832)	-
Amounts written off
during the year	(3,000)	-	-	-	-	(3,000)	(109,131)	-

Balance, end of year	$-	$1,179,911	$180,875	$1,089,934	$188,092	$2,638,812	$1,146,820	$208,046

(a) Leg Lake property:

Effective November 22, 2001, the Company entered into an option agreement which granted the Company the exclusive working right and option, for a period of four years, to purchase the mining claims comprising the Leg Lake property situated in the Red Lake Mining Division, northwestern Ontario. In consideration for the working right and purchase option the Company paid $5,000 cash and issued 25,000 common shares. In order to maintain in force the working right and purchase option, the Company was to make payments and issue shares as follows:

(i) On or before November 22, 2002, the Company was to pay $8,000 cash and issue 25,000 common shares;

(ii) On or before November 22, 2003, the Company was to pay $12,000 cash and issue 25,000 common shares;

(iii) On or before November 22, 2004, the Company was to pay $15,000 cash and issue 25,000 common shares; and

(iv) On or before November 22, 2005, the Company may exercise the purchase option. Should the Company elect to proceed it must pay an additional $45,000 cash.

CANGOLD LIMITED

Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2004, 2003 and 2002

3. Mineral properties (continued):

(a) Leg Lake property (continued):

On December 16, 2002, it was announced that the original terms of the Leg Lake agreement were amended to reduce the first anniversary cash payment from $8,000 to $4,000 and to correspondingly increase the required issuance of common shares from 25,000 to 40,000. During the year ended June 30, 2003, the $4,000 cash was paid and the 40,000 common shares were issued.

As at June 30, 2003, it was management's intention to terminate the option agreement and as such the costs incurred on the Leg Lake property to June 30, 2003 were written off at that time. The option agreement was officially terminated on September 5, 2003 and the Company paid $3,000 as consideration for this termination.

(b) Casummit Lake property:

Effective October 31, 2001, the Company entered into an option agreement which granted the Company the exclusive working rights and the option, for a period of two years, to purchase a 51% interest in the Casummit Lake mining claims located in the Red Lake Mining Division, northwestern Ontario. In consideration for the working right and purchase option, the Company paid $10,000 cash and issued 100,000 common shares. In order to maintain in force the working right and purchase option, the Company was to make payments and issue shares as follows:

(i) Before October 31, 2002, the Company was to pay $10,000 cash and issue 50,000 common shares and incur expenditures of at least $250,000 on mining operations in respect of the mining claim; and

(ii) Before October 31, 2003, the Company was to pay $20,000 cash and issue 50,000 common shares and incur cumulative expenditures of at least $650,000 in respect of the mining claim.

The Company may terminate the option agreement at any time or let it lapse by failing to pay any or all of the payments and share issuances referred to above. Provided that the Company has paid in respect of the option agreement the total of $40,000 cash, has issued a total of 200,000 common shares and has incurred cumulative expenditures in respect of the mining claims of at least $650,000 before October 31, 2003, the Company may exercise its purchase option resulting in it being deemed to have purchased a 51% interest in the mining claims. If the Company exercises the purchase option, it will participate in a joint venture for the further development of the mining claims.

During the year ended June 30, 2003, the Company made a cash payment of $10,000, issued 50,000 common shares, and incurred in excess of $250,000 in respect of mining claims, in accordance with (i) above.

51

CANGOLD LIMITED

Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2004, 2003 and 2002

3. Mineral properties (continued):

(b) Casummit Lake property (continued):

During the year ended June 30, 2004, the Company exercised its purchase option for a 51% interest in the Casummit Lake property by exceeding the required expenditures of $650,000, making the final payment of $20,000 cash and issuing 50,000 common shares in accordance with the option agreement signed October 1, 2001. In doing so, the Company exercised its option to acquire the majority interest in the property. The Company is the operator of the newly formed Joint Venture.

Under the terms of the Joint Venture, the operator proposes the exploration programs. If a party fails to contribute its proportionate share of funding for the exploration program, its interest is diluted by 1% for each $50,000 shortfall in funding until it reaches 10%. The joint venture will terminate upon a party's interest falling to 10%, and 100% of the participating interest will vest in the contributory party and the defaulting party's interest will be converted automatically to a 1% net smelter return royalty, which may be purchased by the continuing party at any time for $250,000. As at June 30, 2004, the Company continues to hold a 51% interest in the Casummit Lake property. The expenditures disclosed in the table above reflect only the Company's proportionate 51% interest in the Casummit Lake property. To date, the Company has initially incurred all 100% of costs under exploration programs and recovered 49% of such costs from the 49% owner. Exploration program funding recoverable from the 49% owner totalling $159,733 as at June 30, 2004 is included in amounts receivable on the balance sheet and was collected subsequent to June 30, 2004.

(c) Thorn property:

Effective March 1, 2002, the Company entered into an option agreement which granted the Company the exclusive working right and option, for a period of three years, to purchase an undivided 51% interest, in the Check-Mate, Stuart and Thorn Claims which are situated in the Atlin Mining Division, northwestern British Columbia. In consideration for the working right and purchase option the Company paid $15,000 cash and issued 100,000 common shares. In order to maintain in force the working right and purchase option, the Company was to make payments and issue shares as follows:

(i) On or before March 1, 2003, the Company was to pay $25,000 cash and issue 50,000 common shares and incur expenditures in respect of the mining claims of at least $300,000;

(ii) On or before March 1, 2004, the Company was to pay $50,000 cash and issue 50,000 common shares and incur cumulative expenditures in respect of the mining claims of at least $700,000; and

CANGOLD LIMITED

Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2004, 2003 and 2002

3. Mineral properties (continued):

(c) Thorn property (continued):

(iii) On or before March 1, 2005, the Company may give notice in writing of its intent to exercise the option. In order to make such an election, the Company must have incurred an additional $500,000 in mining expenditures in respect of the mining claims for total expenditures of $1,200,000 and make an additional payment of $100,000 cash and issue an additional 50,000 common shares for a total consideration of $190,000 and 250,000 shares.

The Company may terminate the option agreement at any time or let it lapse by failing to pay any or all of the payments and share issuances referred to above. The interests in the Check-Mate claim are subject to a royalty charge in the amount of 2.0% of Net Smelter Returns and the interests in the Stuart claims are subject to a royalty of 3.5% of Net Smelter Returns from commercial operations. The Company has the right to acquire at any time, within one year of the commencement of commercial production, a 21.43% interest in the Stuart royalty (being 0.75% of the total 3.5% royalty) for consideration of $1,000,000. The Company has the right at any time and at its option to purchase a 62.5% interest in the Check-Mate royalty (being 1.25% of the 2.0% royalty) and a 45.45% interest in the Stuart royalty (being 1.25% of the remaining 2.75% royalty) for consideration of $2,000,000.

During the year ended June 30, 2003, the Company made a cash payment of $25,000, issued 50,000 common shares, and incurred over $300,000 in respect of mining claims, in accordance with (i) above. During the year ended June 30, 2004, the Company made a cash payment of $50,000, issued 50,000 common shares, and, at June 30, 2004 had cumulatively incurred over $948,000 in respect of mining claims, in accordance with (ii) above and issued 50,000 common shares in accordance with (iii) above.

On September 24, 2004, the Company complied with the remaining terms of the agreement and exercised its option to acquire the majority interest in the property.

(d) Birch Lake property:

During the year ended June 30, 2002, the Company acquired by staking 240 claim units comprising the Birch Lake property situated in the Red Lake Mining Division, northwestern Ontario. During the year ended June 30, 2004, the Company incurred in excess of $143,000 on exploration and development of the property.

CANGOLD LIMITED

Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2004, 2003 and 2002

3. Mineral properties (continued):

(d) Birch Lake property (continued):

Subsequent to June 30, 2004, the Company entered into an option agreement which grants Trade Winds Ventures Inc. ("Trade Winds") the exclusive working right and option, for a period of three years, to purchase up to an undivided 70% interest, in the Birch Lake mining claims. In consideration for the working right and purchase option the Company received from Trade Winds $10,000 and 50,000 common shares upon acceptance of the agreement by the TSX Venture Exchange. In order to maintain in force the working right and purchase option to earn a 60% interest, Trade Winds must issue to the Company a further 25,000 shares on each of the first and second anniversary dates and incur expenditures in respect of the mining claims of $1 million over four years. The Company will retain a 1% Net Smelter Return. Trade Winds may then elect to acquire a further 10% interest by incurring an additional $600,000 in expenditures in respect of the mining claims.

(e) West Abitibi Lake property ("WALP"):

Effective January 30, 2004, the Company entered into an option agreement which grants the Company the exclusive working right and option, for a period of three years, to purchase an undivided 50% interest in the West Abitibi Lake mining claims which are situated in the Larder Lake Mining Division, Northeastern Ontario. In consideration for the working right and purchase option the Company will pay $5,000 and issue 25,000 common shares. In order to maintain in force the working right and purchase option, the Company must make payments and issue shares as follows:

(i) On or before January 30, 2005, the Company must pay $10,000 and issue 75,000 common shares and incur expenditures in respect of the mining claims of at least $150,000;

(ii) On or before January 30, 2006, the Company must pay $10,000 and issue 50,000 common shares and incur additional expenditures in respect of the mining claims of at least $100,000; and

(iii) On or before January 30, 2007, the Company must issue 50,000 common shares and incur additional expenditures in respect of the mining claims of at least $150,000 for total expenditures of $400,000 and total consideration of $25,000 and 200,000 shares.

The Company may terminate the option agreement at any time or let it lapse by failing to pay any or all of the payments and make any or all of the share issuances referred to above. Upon exercising the option, the Company will then participate in a joint venture for the further exploration and development of the mining claims, with its initial participating interest being 50%.

As at June 30, 2004, the Company has accrued $5,000 for its working right and purchase option. The Company is continuing to assess the viability of the West Abitibi Lake mining claims with the current owner and will issue 25,000 common shares if such assessments are favourable.

CANGOLD LIMITED

Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2004, 2003 and 2002

4. Equipment:

		Accumulated	Net book
2004	Cost	amortization	value

Computer equipment	$7,803	$5,860	$1,943
Furniture and fixtures	-	-	-
Drilling equipment	6,026	2,440	3,586

	$13,829	$8,300	$5,529

		Accumulated	Net book
2003	Cost	amortization	value

Computer equipment	$7,803	$5,027	$2,776
Furniture and fixtures	31,720	23,549	8,171
Drilling equipment	6,026	904	5,122

	$45,549	$29,480	$16,069

5. Capital stock:

(a) Authorized:

Unlimited number of common shares without par value

(b) Issued:

	Number	Stated
	of shares	value

Balance, June 30, 2001	5,171,674	$1,293,216
Shares issued for mineral property interests, net of costs (i)	250,000	51,250
Exercise of stock options at $0.13 per share	420,000	54,600
Private placement at $0.25 per share, net of costs (ii)	1,150,000	276,500
Cancellation of common shares in escrow (iii)	(5,208)	(1,875)

75
Balance, June 30, 2002	6,986,466	1,673,691
Exercise of stock options at $0.13 per share	40,000	5,200
Short form offering at $0.20 per share, net of costs (iv)	2,828,500	429,925
Private placement at $0.13 per share (v)	520,000	67,600
Private placement at $0.10 per share (vi)	500,000	50,000
Private placement at $0.10 per share, net of costs (vii)	13,848,600	1,286,688
Private placement at $0.15 per share, net of costs (viii)	1,638,000	224,028
Shares issued for mineral property interests, net of costs (ix)	165,000	27,550
Issue of warrants for financing services	-	(189,006)

Balance carried forward, June 30, 2003	26,526,566	3,575,676

CANGOLD LIMITED

Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2004, 2003 and 2002

5. Capital stock (continued):

(b) Issued (continued):

	Number	Stated
	of shares	value

Balance brought forward, June 30, 2003	26,526,566	3,575,676
Exercise of stock options at $0.13 per share	100,000	13,000
Exercise of "F" warrants at $0.25 per share	500,000	125,000
Exercise of "G" warrants at $0.15 per share	6,887,000	1,033,050
Exercise of finders' warrants at $0.15 per share	547,000	82,050
Exercise of "I" warrants at $0.15 per share	1,850,000	277,500
Private placement at $0.10 per share, net of costs (x)	7,650,000	715,626
Private placement at $0.28/$0.32 per share, net of costs (xi)	1,653,750	452,135
Shares issued for mineral property interests, net of costs (xii)	150,000	28,250
Issue of warrants for financing services	-	(59,501)
Reclass from contributed surplus on exercise of warrants	-	95,937

Balance, June 30, 2004 (xiii)	45,864,316	$6,338,723

(i) During the year ended June 30, 2002, the Company issued, as consideration for the acquisition of working rights and options to purchase four mineral properties (note 3), 250,000 common shares having a fair value of $0.17 to $0.25 per share for a total assigned value of $51,250.

(ii) During the year ended June 30, 2002, the Company completed a private placement of 1,150,000 common shares at $0.25 per share for net cash proceeds of $276,500. Costs associated with this issuance were $11,000. Attached to the common shares are 1,150,000 non-transferable Series "D" share purchase warrants which entitled the holder to purchase 1,150,000 common shares of the Company for $0.30 per share until March 29, 2004. A senior officer and a company with directors in common participated by acquiring 20,000 and 800,000 common shares, respectively.

(iii) During the year ended June 30, 2002, the holders of 5,208 escrow shares surrendered those shares for cancellation. The stated value of the escrow shares cancelled has been credited to contributed surplus.

(iv) During the year ended June 30, 2003, the Company completed a $515,700 financing under its Short Form Offering Document dated September 30, 2003. 1,602,500 Flow-Through Units and 976,000 Non Flow-Through Units were issued at $0.20 per unit. Each Flow-Through Unit consists of one common share and one transferable Series "E" share purchase warrant. Each Non Flow-Through Unit consists of one common share and two transferable Series "E" share purchase warrants. Two share purchase warrants entitle the holder to purchase one common share for $0.25 per share until October 28, 2003 and thereafter for $0.30 per share until October 28, 2004. Officers and directors participated by acquiring 150,000 Flow-Through Units. A company with directors in common participated by acquiring 250,000 Non Flow-Through Units.

CANGOLD LIMITED

Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2004, 2003 and 2002

5. Capital stock (continued):

(b) Issued (continued):

(iv) Continued:

The Company paid financing fees of $51,290 and commissions of $34,485. The Company also issued 250,000 common shares as a corporate finance fee and agent's options to purchase up to 304,275 common shares. The agent's options have the same terms and prices as the Series "E" share purchase warrants. The fair value of common shares of $52,500 and the estimated fair value of the warrants, using an option pricing model, of $37,613 is included as a non-cash financing cost as a credit to share capital and contributed surplus, respectively.

(v) During the year ended June 30, 2003, the Company completed a private placement of 520,000 common shares with a company with directors in common at $0.13 per share for net cash proceeds of $67,600.

(vi) During the year ended June 30, 2003, the Company completed a private placement of 500,000 common shares at $0.10 per share for net cash proceeds of $50,000. Attached to the common shares are 500,000 non-transferable Series "F" share purchase warrants which entitle the holder to purchase 500,000 common shares of the Company for $0.25 per share on or before February 2, 2004 and thereafter for $0.30 per share until February 2, 2005.

(vii) During the year ended June 30, 2003, the Company completed a private placement of 4,160,000 Flow-Through Units and 9,547,000 Non Flow-Through Units at $0.10 per unit for net proceeds of $1,286,688. Each Flow-Through Unit consists of one Flow-Through common share and one-half of one non-transferable Series "G" share purchase warrant. Each Non Flow-Through Unit consists of one Non Flow-Through common share and one non-transferable Series "G" share purchase warrant. Each share purchase warrant will entitle the holder to purchase one Non Flow-Through common share for $0.15 per share until March 19, 2004, and thereafter at $0.20 per share until March 19, 2005. Senior officers and directors participated by acquiring 360,000 Flow-Through Units and 182,000 Non Flow-Through Units. Companies with related directors or owned by senior officers acquired 3,789,000 Non Flow-Through Units.

The Company paid financing fees of $36,012 and cash finders' fees of $48,000. The Company also issued 141,600 common shares as finders' fees and finders' warrants to purchase up to 777,000 common shares. The finders' warrants have the same terms and prices as the Series "G" share purchase warrants. The fair value of common shares of $35,400 and the estimated fair value of warrants, using an option pricing model, of $136,276 is included as a non-cash financing cost as a credit to share capital and contributed surplus, respectively.

CANGOLD LIMITED

Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2004, 2003 and 2002

5. Capital stock (continued):

(b) Issued (continued):

(viii) During the year ended June 30, 2003, the Company completed a private placement of 1,638,000 common shares at $0.15 per share for net cash proceeds of $224,028. Attached to the common shares are 819,000 non-transferable Series "H" share purchase warrants which entitle the holders to purchase 819,000 common shares of the Company for $0.20 per share until December 13, 2004. The Company paid financing fees of $2,016, a cash finder's fee of $19,656 and issued finders' warrants to purchase up to 163,800 common shares. The finders' warrants have the same terms and prices as the Series "H" share purchase warrants. The estimated fair value of warrants, using an option pricing model, of $15,117 is included as a non-cash financing cost as a credit to contributed surplus.

(ix) During the year ended June 30, 2003, the Company issued, pursuant to the terms of the option agreements for four of the mineral properties (note 3), 165,000 common shares having fair values of $0.12 to $0.21 per share for a total assigned value of $27,550.

(x) During the year ended June 30, 2004, the Company completed a private placement of

7,650,000 units, at $0.10 per unit for net cash proceeds of $715,626. Each unit consists of one common share and one non-transferable Series "I" share purchase warrant which entitles the holder to purchase one common share of the Company for $0.15 per share until April 5, 2005. The Company paid financing fees of $11,374, a cash finder's fee of $38,000 and issued finders' warrants to purchase up to 475,000 common shares. The finders' warrants have the same terms and prices as the Series "I" share purchase warrants. The estimated fair value of warrants, using an option pricing model, of $40,903 is included as a non-cash financing cost as a credit to contributed surplus. A senior officer participated by acquiring 150,000 units.

(xi) During the year ended June 30, 2004, the Company completed a private placement of 853,750 Flow-Through Units at $0.32 per unit and 800,000 Non Flow-Through Units at $0.28 per unit for net cash proceeds of $452,135. Each Flow-Through Unit consists of one Flow-Through common share and one-half of one non-transferable Series "J" share purchase warrant. Each Non Flow-Through Unit consists of one Non Flow-Through common share and one-half of one non-transferable Series "J" share purchase warrant. Each share purchase warrant will entitle the holder to purchase one Non Flow-Through common share for $0.38 per share until December 23, 2004.

The Company paid financing fees of $5,289, a cash finder's fee of $39,776 and issued finders' warrants to purchase up to 165,375 common shares. The finders' warrants have the same terms and prices as the Series "J" share purchase warrants. The estimated fair value of warrants, using an option pricing model, of $18,598 is included as a non-cash financing cost as a credit to contributed surplus.

CANGOLD LIMITED

Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2004, 2003 and 2002

5. Capital stock (continued):

(b) Issued (continued):

(xii) During the year ended June 30, 2004, the Company issued, pursuant to the terms of the option agreements for two of the mineral properties (note 3), 150,000 common shares with fair values of $0.155 to $0.235 per share for a total assigned value of $28,250.

(xiii) Included in issued capital stock are 317,344 (2003 - 357,010) common shares held in escrow. The Company filed an Amendment to the Escrow Agreement dated December 21, 2001 whereby the escrow shares will be released over a 72 month time period. During the year ended June 30, 2004 39,366 (2003 - 39,666) escrow shares were released pursuant to the amendment to the escrow agreement.

(c) Contributed surplus:

Balance, June 30, 2001	$-
Value of escrow shares on cancellation	1,875

Balance, June 30, 2002	1,875
Issue of warrants for financing services	189,006

Balance, June 30, 2003	190,881
Issue of warrants for financing services	59,501
Reclassification to common shares on exercise of warrants	(95,937)
Stock compensation for non-employee awards	70,669

Balance, June 30, 2004	$225,114

CANGOLD LIMITED

Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2004, 2003 and 2002

5. Capital stock (continued):

(d) Warrants:

The continuity of share purchase warrants for 2004 is as follows:
	June 30,			Cancelled/	June 30,
Type	2003	Granted	Exercised	Expired	2004	Price	Expiry date

Series "D"	330,000	-	-	(330,000)	-	$0.30	March 29, 2004
Series "E"	3,554,500	-	-	-	3,554,500	$0.25	October 28, 2003
Agents' Options	304,275	-	-	-	304,275	$0.25	October 28, 2003
Series "F"	500,000	-	(500,000)	-	-	$0.25	February 2, 2004
Series "G"	11,627,000	-	(6,887,000)	-	4,740,000	$0.15	March 19, 2004
Finder's Warrants	777,000	-	(547,000)	-	230,000	$0.15	March 19, 2004
Series "H"	819,000	-	-	-	819,000	$0.20	December 13, 2004
Finders' Warrants	163,800	-	-	-	163,800	$0.20	December 13, 2004
Series "I"	-	7,650,000	(1,850,000)	-	5,800,000	$0.15	April 5, 2005
Finders' Warrants	-	475,000	-	-	475,000	$0.15	April 5, 2005
Series "J"	-	826,875	-	-	826,875	$0.38	December 23, 2004
Finders' Warrants	-	165,375	-	-	165,375	$0.38	December 23, 2004

	18,075,575	9,117,250	(9,784,000)	(330,000)	17,078,825

The continuity of share purchase warrants for 2003 is as follows:
	June 30,			Cancelled/	June 30,
Type	2002	Granted	Exercised	Expired	2003	Price	Expiry date

Series "C"	2,280,147	-	-	(2,280,147)	-	$0.20	April 9, 2003
Series "D"	1,150,000	-	-	(820,000)	330,000	$0.30	March 29, 2004
Series "E"	-	3,554,500	-	-	3,554,500	$0.25	October 28, 2003
Agents' Options	-	304,275	-	-	304,275	$0.25	October 28, 2003
Series "F"	-	500,000	-	-	500,000	$0.25	February 2, 2004
Series "G"	-	11,627,000	-	-	11,627,000	$0.15	March 19, 2004
Finder's Warrants	-	777,000	-	-	777,000	$0.15	March 19, 2004
Series "H"	-	819,000	-	-	819,000	$0.20	December 13, 2004
Finders' Warrants	-	163,800	-	-	163,800	$0.20	December 13, 2004

	3,430,147	17,745,575	-	(3,100,147)	18,075,575

The continuity of share purchase warrants for 2002 is as follows:
	June 30,				June 30,
Type	2001	Granted	Exercised	Expired	2002	Price	Expiry date

Series "C"	2,280,147	-	-	-	2,280,147	$ 0.20	April 9, 2003
Series "D"	-	1,150,000	-	-	1,150,000	$ 0.30	March 29, 2004

	2,280,147	1,150,000	-	-	3,430,147

CANGOLD LIMITED

Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2004, 2003 and 2002

5. Capital stock (continued):

(e) Stock options:

Subject to regulatory approval, the Company has reserved for issuance up to 10% of the issued common shares for incentive options to be granted to directors, officers, employees and other qualified persons.

Stock options are granted at exercise prices determined by reference to the market value of the shares at the date of grant and have expiry dates of no longer than five years.

The continuity of share purchase options for 2004 is as follows:

June 30,				June 30,	Exercise
2003	Granted	Expired	Exercised	2004	price	Expiry date

50,000	-	-	-	50,0000	$0.13	November 3, 2006
440,000	-	-	(100,000)	340,000	$0.13	December 1, 2006
70,000	-	(70,000)	-	-	$0.31	July 4, 2003
430,000	-	-	-	430,000	$0.16	October 29, 2007
1,330,000	-	-	-	1,330,000	$0.15	April 22, 2008
-	200,000	-	-	200,000	$0.11	August 24, 2005
-	100,000	-	-	100,000	$0.11	September 21, 2008
-	200,000	-	-	200,000	$0.28	December 31, 2005
-	1,125,000	-	-	1,125,000	$0.30	January 14, 2009

2,320,000	1,625,000	(70,000)	(100,000)	3,775,000

Weighted average exercise price:

$ 0.15	$ 0.26	$ 0.31	$ 0.13	$ 0.20

Options exercisable at June 30, 2004 totalled 3,675,000 and have a weighted average exercise price of $0.20.

The continuity of share purchase options for 2003 is as follows:

June 30,				June 30,	Exercise
2002	Granted	Cancelled	Exercised	2003	price	Expiry date

50,000	-	-	-	50,000	$0.13	November 3, 2006
			81
40,000	-	-	(40,000)	-	$0.13	November 4, 2002
440,000	-	-	-	440,000	$0.13	December 1, 2006
70,000	-	-	-	70,000	$0.31	July 4, 2003
-	430,000	-	-	430,000	$0.16	October 29, 2007
-	1,330,000	-	-	1,300,000	$0.15	April 22, 2008

600,000	1,760,000	-	(40,000)	2,320,000

Weighted average exercise price:

$ 0.15	$ 0.15	$ -	$ 0.13	$ 0.15

CANGOLD LIMITED

Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2004, 2003 and 2002

5. Capital stock (continued):

(e) Stock options (continued):

The continuity of share purchase options for 2002 is as follows:

June 30,				June 30,	Exercise
2001	Granted	Cancelled	Exercised	2002	price	Expiry date

37,208	-	(37,208)	-	-	$ 1.80	December 23, 2001
5,150	-	(5,150)	-	-	$ 1.80	March 11, 2002
-	410,000	-	(360,000)	50,000	$ 0.13	November 3, 2006
-	100,000	-	(60,000)	40,000	$ 0.13	November 4, 2002
-	440,000	-	-	440,000	$ 0.13	December 1, 2006
-	70,000	-	-	70,000	$ 0.31	July 4, 2003

42,358	1,020,000	(42,358)	(420,000)	600,000

Weighted average exercise price:

$ 1.80	$ 0.14	$ 1.80	$ 0.13	$ 0.15

Had compensation expense for the stock options granted to employees in the years ended June 30, 2004 and 2003 been determined based on their fair value at the grant dates, calculated using the Black-Scholes option pricing model, the Company's net loss and loss per share for the years ended June 30, 2004 and 2003 would have been adjusted to the pro forma amounts indicated below:

	2004	2003

Net loss:
As reported	$(709,966)	$(745,120)
Pro forma	(883,934)	(889,994)
Basic and fully diluted loss per common share:
As reported	$ (0.02)	$ (0.06)
Pro forma	(0.02)	(0.07)
Employee stock-based compensation:
	82
As reported	$-	$-
Pro forma	173,968	144,874

The pro forma amounts exclude the effects of options granted prior to January 1, 2002. The fair value of the options was determined using the Black-Scholes option pricing model using the following weighted average assumptions; expected dividend yield - nil% (2003 - nil%); expected stock price volatility - 149% (2003 - 120%), risk free interest rate 2.87% (2003 - 3.83%); expected life of options - 2 years (2003 - 2 years). The weighted average grant date fair value was $0.16 (2003 - $0.10) for options granted during the year ended June 30, 2004.

CANGOLD LIMITED

Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2004, 2003 and 2002

6. Related party transactions:

(a) Amounts due to related parties consist of $29,375 (2003 - $31,141; 2002 - $76,040) due to directors or companies with directors in common. The balance is payable on demand, unsecured and without interest.

(b) Included in mineral properties (note 3) are amounts totalling $17,420 (2003 - $34,750; 2002 - $23,935) for geological consulting costs provided to the Company by a company controlled by a director of the Company. The amounts are recorded at the exchange amount agreed to by the parties.

(c) Included in expenses are amounts totalling $233,441 (2003 - $298,226; 2002 - $170,259) for consulting, directors fees, management fees, accounting, rent and office provided to the Company from companies controlled by the directors of the Company. The amounts are recorded at the exchange amount agreed to by the parties.

7. Income taxes:

The Company has incurred non-capital losses of approximately $2,176,000 for Canadian income tax purposes which can be carried forward to reduce net income for income tax purposes in future years. This amount comprises losses expiring in the fiscal years ending June 30:

2005	$683,000
2006	475,000
2007	163,000
2008	-
2009	197,000
2010	294,000
2011	364,000

The Company has also incurred net capital losses of approximately $1,827,000 for Canadian tax purposes which can be carried forward indefinitely to reduce future taxable capital gains.

CANGOLD LIMITED

Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2004, 2003 and 2002

7. Income taxes (continued):

As at June 30, 2004 and 2003, the tax effect of the significant components within the Company's future tax asset are as follows:

	2004	2003

Future tax assets:
Non-capital losses carried forward	$775,092	$656,389
Net capital losses carried forward	650,615	650,615
Foreign resource pools	223,119	223,119
Financing costs	146,834	59,509
Other	15,231	12,445

	1,810,891	1,602,077
Valuation allowance	(1,762,156)	(1,533,381)

	48,735	68,696

Future tax liabilities:
Mineral properties	(48,735)	(68,696)

Net future asset (liability)	$-	$-

Management believes that it is not more likely than not that it will create sufficient taxable income to realize its future tax assets. As a result, a full valuation allowance has been recognized.

8. Financial instruments:

The carrying amounts of cash and cash equivalents and accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short-term nature. The fair value of amounts due to related parties cannot be reasonably estimated due to uncertainty as to timing and method of repayment and the lack of a ready market for such related party amounts.

9. Subsequent event:

(a) Subsequent to June 30, 2004, the Company completed a private placement of 5,000,000 Flow-Through Common Shares at $0.20 per common share and 1,500,000 Non Flow-Through Units at $0.16 per unit for gross cash proceeds of $1,240,000. Each Non Flow-Through Unit consists of one Non Flow-Through common share and one-half of one non-transferable Series "K" share purchase warrant. Each share purchase warrant will entitle the holder to purchase one Non Flow-Through common share for $0.22 per share until August 27, 2005. A cash finder's fee of $99,200 was paid and broker warrants to purchase up to 520,000 common shares were issued. Each broker warrant will entitle the holder to purchase one common share for $0.20 per share until August 27, 2005. Financing proceeds will be used for continued exploration of the Company's properties and for general corporate purposes. One senior officer participated in this offering by acquiring 105,000 units.

CANGOLD LIMITED

Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2004, 2003 and 2002

9. Subsequent event (continued):

(b) Subsequent to year end, the Company granted options to acquire 200,000 common shares with an exercise price of $0.16 per share and expire September 7, 2009.

10. Reconciliation between Canadian and United States generally accepted accounting principles:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A description of United States generally accepted accounting principles ("U.S. GAAP") and rules prescribed by the United States Securities and Exchange Commission ("SEC") that result in material measurement differences from Canadian GAAP follows:

(a) Mineral property and deferred exploration cost:

U.S. GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is required to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff have indicated that their interpretation of U.S. GAAP requires mineral property acquisition, exploration and land use costs to be expensed as incurred until commercially mine-able deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Company has expensed all mineral property acquisition, exploration and land use costs as incurred for U.S. GAAP purposes.

For Canadian GAAP, cash flows relating to mineral property acquisition and exploration costs are reported as investing activities in the statements of cash flows. For U.S. GAAP, these costs would be characterized as operating activities in the statements of cash flows.

During the year ended June 30, 2003, the Company wrote down mineral property and deferred exploration costs in its financial statements prepared in accordance with Canadian GAAP (note 3), including $78,547 that would previously have been expensed for U.S. GAAP and, as such, have been added back to loss from operations under U.S. GAAP for the year ended June 30, 2002.

CANGOLD LIMITED

Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2004, 2003 and 2002

10. Reconciliation between Canadian and United States generally accepted accounting principles (continued):

(b) Income taxes:

As described in note 2(g), the Company follows the asset and liability method of accounting for income taxes. Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates. Under U.S. GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. For each of the years ended June 30, 2004, 2003 and 2002, future tax assets are fully offset by a valuation allowance as it is not more likely than not that the future tax assets would be realized. As a result, the application of U.S. GAAP in accounting for income taxes does not result in any material measurement differences from Canadian GAAP for future tax assets.

(c) Stock-based compensation:

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation on July 1, 2002 as described in note 2(e). Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") became effective for US GAAP purposes for fiscal years beginning after December 15, 1995. The statement encourages entities to adopt a fair value methodology of accounting for all stock-based compensation.

As allowed by SFAS 123, the Company follows the intrinsic value principles of APB Opinion 25, "Accounting for Stock Issued to Employees" and related interpretations, in measuring compensation expense for employee options. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the measurement date, which is generally the grant date, over the amount an employee must pay to acquire the stock. The application of APB 25 resulted in compensation expense of nil being recognized for employees in the year ended June 30, 2004 (2003 - nil; 2002 - $32,000). As a result, compensation expense of $32,000 was recognized during the year ended June 30, 2002 under U.S. GAAP and no similar expense was required under Canadian GAAP.

SFAS 123 requires the fair value of the stock options granted to non-employees to be expensed. This expense was estimated using the Black-Scholes option-pricing model and the following weighted average assumptions:
	2004	2002

Expected dividend yield	-	-
Expected stock price volatility	112.4%	148.7%
Risk-free interest rate	3.4%	3.5%
Expected life of options	2.3 years	2.0 years
	86

CANGOLD LIMITED

Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2004, 2003 and 2002

10. Reconciliation between Canadian and United States generally accepted accounting principles (continued):

(c) Stock-based compensation (continued):

The cumulative effect of stock options granted to non-employees for the period from implementation of SFAS 123 to June 30, 2002 would have been a $941,257 increase in the deficit and contributed surplus and an expense for each of the years ended June 30, 2004, 2003 and 2002 of $70,669 (consistent to Canadian GAAP), nil and $40,199, respectively.

(d) Flow-through shares:

SEC staff have indicated that their interpretation of U.S. GAAP requires that funds raised through the issuance of flow-through shares be shown as restricted cash and not be considered to be a component of cash and cash equivalents. In addition, the restricted cash would be excluded from cash and cash equivalents in the statement of cash flows and shown as a financing activity. During 2003, a total of $736,500 was raised through the issuance of flow-through shares, of which $152,010 was held and had not been applied to qualifying exploration by the Company at June 30, 2003 and therefore would be excluded from cash and cash equivalents under U.S. GAAP. All such amounts were expended in 2004. During 2004, a total of $273,200 was raised through the issuance of flow-through shares, of which all had been applied to qualifying exploration by the Company at June 30, 2004.

For U.S. GAAP, the premium received by the Company on the issuance of flow-through shares which is in excess of the fair value of common shares is required to be credited to liabilities and included in operations over the period in which the Company incurs the qualified expenditures. During 2004, total flow-through share premiums received were $42,688, all of which related to qualified expenditures made in fiscal year 2004.

(e) Development stage:

Pursuant to U.S. GAAP, the Company would be considered a development stage company as the Company is devoting efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied in these financial statements.

(f) Elimination of deficit:

During the year ended June 30, 1999, the Company reduced its paid-up capital by $6,661,964 to eliminate the deficit at March 31,1999.

In order to effect these reductions, it was not necessary to revalue the assets of the Company. As a consequence, all conditions under the U.S. GAAP quasi-reorganization rules were not met and the recapitalization of the deficit would not be recorded.

CANGOLD LIMITED

Notes to Financial Statements

(Expressed in Canadian dollars)Years ended June 30, 2004, 2003 and 2002

10. Reconciliation between Canadian and United States generally accepted accounting principles (continued):

(g) Performance-based escrow shares:

The Company entered into various performance-based common share escrow agreements during the fiscal year ended 1997. The release of these common shares from escrow were contingent on qualifying exploration expenditures being incurred by the Company. Under U.S. GAAP, the common shares are required to be valued at the date the contingency was resolved and the common shares were eligible for release. The value recognized of nil (2003 - nil; 2002 - $99,169 and prior years of $26,977) has been recorded as an additional cost of the mineral properties and written off as the properties had been abandoned or did not have economically recoverable reserves.

(h) Reconciliation:

The effect of the measurement differences between Canadian GAAP and U.S. GAAP on the consolidated balances sheets and statements of operations and cash flows is summarized as follows:

(i) Assets:

	2004	2003

Assets, under Canadian GAAP	$3,640,781	$1,679,490
Adjustment for mineral properties and deferred
exploration (note 10(a))	(2,638,812)	(1,146,820)

Assets, under U.S. GAAP	$1,001,969	$532,670

(ii) Share capital and contributed surplus:

	2004	2003

Share capital and contributed surplus, under
Canadian GAAP	$6,563,837	$3,766,557
Adjustment for premium on flow-through shares
(note 10(d))	(42,688)	-
Adjustment for stock-based compensation
for employees (note 10(c))	32,000	32,000
Adjustment for stock-based compensation
for non-employees (note 10(c))	941,257	941,257
Adjustment for release of performance-based
escrow shares (note 10(g))	126,146	126,146
Reversal of recapitalization of deficit (note 10(f))	6,661,964	6,661,964

Share capital and contributed surplus, under
U.S. GAAP	$14,282,516	$11,527,924

CANGOLD LIMITED

Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2004, 2003 and 2002

10. Reconciliation between Canadian and United States generally accepted accounting principles (continued):

(h) Reconciliation (continued):

(iii) Deficit:

	2004	2003

Deficit, under Canadian GAAP	$(3,044,517)	$(2,334,551)
Adjustment for premium on flow-through shares
(note 10(d))	42,688	-
Adjustment for stock-based compensation for
employees (note 10(c))	(32,000)	(32,000)
Adjustment for stock-based compensation for
non-employees (note 10(c))	(941,257)	(941,257)
Adjustment for mineral properties and mineral property
evaluation costs, net of income taxes
(notes 10(a) and (b))	(2,638,812)	(1,146,820)
Adjustment for release of performance-based
escrow shares (note 10(g))	(126,146)	(126,146)
Reversal of recapitalization of deficit (note 10(f))	(6,661,964)	(6,661,964)

Deficit, under U.S. GAAP	$(13,402,008)	$(11,242,738)

(iv) Loss and loss per share:

	Years ended June 30,

	2004	2003	2002

Loss for the year, under Canadian GAAP	$(709,966)	$(745,120)	$(454,021)
Adjustment for mineral properties and
deferred exploration costs (note 10(a))	(1,491,992)	(938,774)	(208,046)
Adjustment for premium on flow-through
shares (note 10(d))	42,688	-	-
Adjustment for stock-based compensation
for employees (note 10(c))	-	-	(32,000)
Adjustment for stock-based compensation
for non-employees (note 10(c))	-	-	(40,199)
Adjustment for release of performance-based
escrow shares (note 10(g))	-	-	(99,169)
Adjustment for income taxes (note 10(b))	-	-	-

Loss for the year, under U.S. GAAP	$(2,159,270)	$(1,683,894)	$(833,435)

Basic and diluted loss per share, under
U.S. GAAP	$(0.06)	$(0.13)	$(0.15)

Weighted average number of common
shares, basic and diluted	37,276,216	13,333,695	5,623,834

CANGOLD LIMITED

Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2004, 2003 and 2002

10. Reconciliation between Canadian and United States generally accepted accounting principles (continued):

(h) Reconciliation (continued):

(v) Cash flows:

	Years ended June 30,

2004	2003	2002

Cash used in operating activities, under
Canadian GAAP	$(1,030,887)	$(627,959)	$(420,235)
Adjustment for mineral properties and
deferred exploration (note 10(a))	(1,446,742)	(1,020,355)	(156,796)

Cash used in operating activities, under
U.S. GAAP	$(2,477,629)	$(1,648,314)	$(577,031)

Cash used in investing activities, under
Canadian GAAP	$(1,464,020)	$(1,029,646)	$(156,796)

Adjustment for mineral properties and
deferred exploration (note 10(a))	1,446,742	1,020,355	156,796
Cash used in investing activities, under
U.S. GAAP	$(17,278)	$(9,291)	$-

Cash provided by financing activities,
under Canadian GAAP	$2,696,595	$1,973,542	$417,776
Decrease (increase) in restricted cash	152,010	(152,010)	-

Cash provided by financing activities,
under U.S. GAAP	$2,848,605	$1,821,532	$417,776

Increase (decrease) in cash under
U.S. GAAP	$353,698	$163,927	$(159,255)
Cash, beginning of year under
U.S. GAAP	198,638	34,711	193,966

Cash, end of year under U.S. GAAP	$552,336	$198,638	$34,711

(i) Recent and future pronouncements:

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), which requires entities to record the fair value of a liability for an asset or an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

CANGOLD LIMITED

Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2004, 2003 and 2002

10. Reconciliation between Canadian and United States generally accepted accounting principles (continued):

(i) Recent and future pronouncements (continued):

In July 2002, the FASB released SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which addresses the financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 relates to the recognition of a liability for a cost associated with an exit or disposal activity and requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability under the FASB's conceptual framework. SFAS No. 146 also established fair value as the objective for initial measurement of liabilities related to exit or disposal activities. As a result, SFAS 146 significantly reduces an entity's ability to recognize a liability for future expenses related to a restructuring. SFAS 146 is effective for exit and disposal activities initiated after December 31, 2002.

In December 2002, the FASB released SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". This statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Statement is effective for fiscal years ending after December 15, 2002, with certain changes effective in interim periods beginning after December 15, 2002.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003.

The adoption of SFAS No. 143, SFAS No. 146, SFAS 148 or SFAS 150 did not or are not expected to have a material affect on the Company's financial statements.

CANGOLD LIMITED

Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2004, 2003 and 2002

10. Reconciliation between Canadian and United States generally accepted accounting principles (continued):

(i) Recent and future pronouncements (continued):

In addition, the FASB and Emerging Issues Task Force ("EITF") have issued a variety of interpretations including the following interpretations with wide applicability:

- Financial Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" which addresses disclosure and initial recognition and measurement provisions related to guarantees. The disclosure provisions became effective for periods ending after December 15, 2002. The initial recognition and measurement provisions apply to guarantees issued after December 15, 2002.

- Financial Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", which addresses the consolidation of variable interest entities (formerly referred to as "Special-Purpose Entities"). The Interpretation is generally effect for interim or annual periods beginning after December 15, 2003.

To date, the adoption of FIN 45 and FIN 46 has not impacted the Company's financial statements.

ITEM 19 Exhibits

Exhibits Required by Form 20-F

Exhibit Number / Description

(1) Articles of Incorporation and By-laws:

1.1 Certificate of Continuance under the Business Corporations Act (Yukon) dated March 17, 1997

1.2 Certificate of Name Change dated April 27, 1999

1.3 Certificate of Name Change dated June 4, 2003

1.4 Bylaws

(4) Material Contracts

4.1 Option Agreement dated October 31, 2001 with Wolfden Resources Ltd.

4.4 Option Agreement dated March 1, 2002 with Rimfire Minerals Corporation

4.5 Letter Agreement dated January 30, 2004 with Boulder Mining Corporation.

4.6 Letter of Intent dated August 31, 2004 with Trade Winds Ventures Inc.

(8) Subsidiaries

None

(14) Additional Exhibits

14.1 Property Report on the Thorn Property, prepared by Jim Lehtinen, P.Geo, dated May, 2002.

14.2 Property Report on the Argosy Mine Property, prepared by John Burns, P.Geo., dated September 9, 2001.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated :November 17, 2004

CANGOLD LIMITED

Per: /s/ Robart A. Archer
Robert A. Archer
(Principal Executive Officer)

Per: /s/ Kaare G. Foy
Kaare G. Foy
(Principal Financial and Accounting Officer)